   As filed with the Securities and Exchange Commission on October 6, 1995
                                                     Registration No. 33-61345

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Amendment No. 2
                                      to
                                   FORM S-4
                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933

                           WEIRTON STEEL CORPORATION
            (Exact Name of Registrant as Specified in its Charter)
                                     3312
           (Primary Standard Industrial Classification Code Number)

                     Delaware                          06-1075442
           (State or Other Jurisdiction             (I.R.S. Employer
                        of                         Identification No.)
          Incorporation or Organization)


                            400 Three Springs Drive
                       Weirton, West Virginia 26062-4989
                                (304) 797-2000
   (Address, Including Zip Code, and Telephone Number, Including Area Code,
                 of Registrant's Principal Executive Offices)

                            William R. Kiefer, Esq.
                            400 Three Springs Drive
                       Weirton, West Virginia 26062-4989
                                (304) 797-2000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                  Copies To:
                            Harvey L. Sperry, Esq.
                           Willkie Farr & Gallagher
                              One Citicorp Center
                             153 East 53rd Street
                           New York, New York  10022
                                (212) 821-8000

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED OFFER TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  [ ]

                     CALCULATION OF REGISTRATION FEE

                                                                                                        Proposed
                                                                                       Proposed          maximum
                                                                       Amount           maximum         aggregate      Amount of
       Title of each class of securities                                to be           offering         offering     Registration
                    to be                                             registered        price(1)          price           Fee
      ----------------------------------                              ----------        --------       ----------     ------------
 10-3/4% Senior Due 2005 . . . . . . . . . . . . . . . . . . .      $125,000,000          100%        $125,000,000      $43,103


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                           WEIRTON STEEL CORPORATION

        CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(b) OF REGULATION S-K


  Form S-4 Item Number                       Location in Prospectus

        1.  Forepart of the Registration
        Statement                               Forepart of the Registration
            and Outside Front Cover Page        Statement and Outside Front
            of Prospectus . . . . . . . .       Cover Page of Prospectus

        2.  Inside Front and Outside Back
        Cover Pages                             Inside Front and Outside Back
            of Prospectus . . . . . . . .       Cover Pages of Prospectus

        3.  Risk Factors, Ratio of
        Earnings to Fixed Charges               Summary; Selected Historical
            and Other Information . . . .       and Pro Forma Combined
                                                Financial Data; Risk Factors

        4.  Terms of the Transaction  . .       Summary; The Exchange Offer;
                                                Capitalization

        5.  Pro Forma Financial                 Not Applicable
        Information . . . . . . . . . . .

        6.  Material Contracts with the         Not Applicable
        Company Being Acquired  . . . . .

        7.  Additional Information
        Required for Reoffering by              Not Applicable
            Persons and Parties Deemed to
            be Underwriters . . . . . . .

        8.  Interests of Named Experts and      Not Applicable
        Counsel . . . . . . . . . . . . .

        9.  Disclosure of Commission
        Position on Indemnification             Not Applicable
            for Securities Act Liabilities

        10.       Information with Respect
        to S-3                                  Summary:  Available
            Registrants . . . . . . . . .       Information; Incorporation of
                                                Documents by Reference

        11.       Incorporation of Certain
        Information                             Incorporation of Documents by
            by Reference  . . . . . . . .       Reference

        12.       Information with Respect
        to S-2 or S-3                           Not Applicable
            Registrants . . . . . . . . .

        13.       Incorporation of Certain
        Information                             Not Applicable
            by Reference  . . . . . . . .

        14.       Information with Respect
        to Registrants Other than               Not Applicable
            S-3 or S-2 Registrants  . . .


        15.       Information with Respect      Available Information;
        to S-3 Companies  . . . . . . . .       Incorporation of Documents by
                                                Reference

        16.       Information with Respect
        to S-2 or S-3                           Not Applicable
            Companies . . . . . . . . . .

        17.       Information with Respect
        to Companies Other Than                 Not Applicable
            S-3 or S-2 Companies  . . . .

        18.       Information if Proxies,
        Consents or Authorizations              Not Applicable
            are to be Solicited . . . . .

        19.       Information if Proxies,
        Consents or
            Authorizations are not to be        Incorporation of Documents by
            Solicited or in an Exchange         Reference; Summary
            Offer . . . . . . . . . . . .

                SUBJECT TO COMPLETION, DATED OCTOBER 6, 1995

PROSPECTUS

                           WEIRTON STEEL CORPORATION

 Offer to Exchange $1,000 in principal amount of 10-3/4% Senior Notes Due 2005 for each $1,000 in principal amount of outstanding 10-3/4% Senior Notes Due
                       2005 that were issued and sold in
  a transaction exempt from registration under the Securities Act of 1933, as amended

                                _______________

     Weirton Steel Corporation, a Delaware corporation (the "Company"), hereby offers to exchange (the "Exchange Offer") $125,000,000 in aggregate principal amount of its 10-3/4% Senior Notes Due 2005 (the "Exchange Notes") for $125,000,000 in aggregate principal amount of its outstanding 10-3/4% Senior Notes Due 2005 that were issued and sold in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Senior Notes" and, together with the Exchange Notes, the "Notes").

     The terms of the Exchange Notes are the same in all respects (including principal amount, interest rate, maturity and ranking) as the terms of the Senior Notes for which they may be exchanged pursuant to the Exchange Offer, except that the Exchange Notes (i) are freely transferable by holders thereof (except as provided below) and are issued without any covenant regarding their registration. The Exchange Notes will be issued under the indenture governing the Senior Notes. The Exchange Notes will be, and the Senior Notes are, unsecured obligations of the Company and will be senior to all subordinated indebtedness and pari passu with all existing and future senior unsecured indebtedness of the Company. As of June 30, 1995, after giving effect to the offering of the Senior Notes, the Company had $351.9 million of outstanding senior unsecured indebtedness. The Company and its subsidiary have no senior secured indebtedness. For a complete description of the terms of the Exchange Notes, including provisions relating to the ability of the Company to create indebtedness that is senior or pari passu to the Exchange Notes, see "Description of the Notes." There will be no cash proceeds to the Company from the Exchange Offer.

     The Exchange Notes will bear interest from and including their respective dates of issuance. Holders whose Senior Notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes, but will not receive any payment in respect of interest on the Senior Notes accrued after the issuance of the Exchange Notes.

     The Senior Notes were originally issued and sold on June 12, 1995 in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided in Section 4(2) of the Securities Act and Rule 144A of the Securities Act (the "Initial Offering"). Accordingly, the Senior Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. Based upon its view of interpretations provided to third parties by the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Senior Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder or any such other person which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act (an "Affiliate"), (ii) a broker-dealer who acquired Senior Notes directly from the Company or (iii) a broker-dealer who acquired Senior Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of business of such holder and any beneficial owner, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. Each broker-dealer who acquired Senior Notes directly from the Company and is participating in the Exchange Offer must comply with the registration and prospectus delivery provisions of the Securities Act. Broker-dealers who acquired Senior Notes as a result of market making or other trading activities may use this Prospectus, as supplemented or amended, in connection with resales of the Exchange Notes. The Company has agreed that, for a period of 120 days after this Registration Statement is declared effective by the Commission, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. Each broker-dealer who receives Exchange Notes pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal that is filed as an exhibit to the Registration Statement of which this Prospectus is a part (the "Letter of Transmittal") states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Any holder that cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

     The Senior Notes and the Exchange Notes constitute new issues of securities with no established public trading market. Any Senior Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Senior Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, and tendered but unaccepted, Senior Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Senior Notes will continue to be subject to the existing restrictions on transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Senior Notes except under certain limited circumstances. (See "Senior Notes Registration Rights.") No assurance can be given as to the liquidity of the trading market for either the Senior Notes or the Exchange Notes.

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Senior Notes being tendered or accepted for exchange. The Exchange Offer will expire at 5:00 p.m., New York City time, on _____________, 1995, unless extended (the "Expiration Date"). The date of acceptance for exchange of the Senior Notes (the "Exchange Date") will be the first business day following the Expiration Date, upon surrender of the Senior Notes. Senior Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise such tenders are irrevocable.

                                _______________

     SEE "RISK FACTORS" ON PAGE 17 HEREOF FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
           STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                _______________

                The date of this Prospectus is October 6, 1995

AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the Exchange Notes being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Periodic reports, proxy statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Company upon request. The Company's Common Stock is listed on the New York Stock Exchange. Periodic reports, proxy statements and other information filed by the Company can be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

     The Company is required by the terms of the indenture dated as of June 12, 1995 between the Company and Bankers Trust Company, as trustee (the "Trustee"), under which the Senior Notes were issued, and under which the Exchange Notes are to be issued (the "Indenture"), to furnish the Trustee with annual reports containing consolidated financial statements audited by its independent certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE EXCHANGE OFFER COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE EXCHANGE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1994; (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995; (3) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995; (4) the Company's Current Report on Form 8-K, filed January 30, 1995; and (5) the Company's Current Report on Form 8-K, filed June 23, 1995.

     All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the exchange offer made herein shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein) are available, without charge, from the Company. Written or telephone requests should be directed to Weirton Steel Corporation, 400 Three Springs Drive, Weirton, West Virginia 26062-4989, Attention: William R. Kiefer, Vice President-Law and Secretary (Telephone 304-797-2000).

                               TABLE OF CONTENTS



                                                                          Page

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .    3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . .    3

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
     Consequences of Failure to Exchange  . . . . . . . . . . . . . . . .   17
     Factors Relating to the Steel Industry . . . . . . . . . . . . . . .   17
          Cyclicality . . . . . . . . . . . . . . . . . . . . . . . . . .   17
          Capacity Utilization and Price Sensitivity  . . . . . . . . . .   17
          Competition . . . . . . . . . . . . . . . . . . . . . . . . . .   18
          Environmental Concerns  . . . . . . . . . . . . . . . . . . . .   18
     Factors Relating to the Company  . . . . . . . . . . . . . . . . . .   18
          Financial Results . . . . . . . . . . . . . . . . . . . . . . .   18
          Collective Bargaining Agreements  . . . . . . . . . . . . . . .   19
          Voting Power  . . . . . . . . . . . . . . . . . . . . . . . . .   19
          Deficiency of Earnings to Fixed Charges . . . . . . . . . . . .   19
          Leverage  . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
          Limitations on Raising Equity . . . . . . . . . . . . . . . . .   20
          No Prior Market . . . . . . . . . . . . . . . . . . . . . . . .   20

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20

THE EXCHANGE OFFER  . . . . . . . . . . . . . . . . . . . . . . . . . . .   21
     Purpose of the Exchange Offer  . . . . . . . . . . . . . . . . . . .   21
     Terms of the Exchange  . . . . . . . . . . . . . . . . . . . . . . .   21
     Expiration Date; Extensions; Termination; Amendments . . . . . . . .   22
     How to Tender  . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
          General Procedures  . . . . . . . . . . . . . . . . . . . . . .   23
          Book-Entry Transfer . . . . . . . . . . . . . . . . . . . . . .   24
          Guarantee Delivery Procedures . . . . . . . . . . . . . . . . .   25
     Terms and Conditions of the Letter of Transmittal  . . . . . . . . .   25
     Withdrawal Rights  . . . . . . . . . . . . . . . . . . . . . . . . .   26
     Acceptance of Senior Notes for Exchange; Delivery of Exchange Notes    26
     Conditions to the Exchange Offer . . . . . . . . . . . . . . . . . .   27
     Exchange Agent . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
     Solicitation of Tenders; Express . . . . . . . . . . . . . . . . . .   28
     Appraisal Rights . . . . . . . . . . . . . . . . . . . . . . . . . .   28
     Federal Income Tax Consequences  . . . . . . . . . . . . . . . . . .   28
     Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29

CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30

DESCRIPTION OF THE NOTES  . . . . . . . . . . . . . . . . . . . . . . . .   31
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
     Redemption . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
          Optional Redemption . . . . . . . . . . . . . . . . . . . . . .   31
          Selection and Notice of Redemption  . . . . . . . . . . . . . .   31
          Sinking Fund  . . . . . . . . . . . . . . . . . . . . . . . . .   32
     Certain Covenants  . . . . . . . . . . . . . . . . . . . . . . . . .   32
          Limitations on Indebtedness . . . . . . . . . . . . . . . . . .   32
          Limitations on Restricted Payments  . . . . . . . . . . . . . .   32
          Limitations on Mergers, Consolidations and Sales of Assets  . .   33
          Limitations on Transactions with Affiliates . . . . . . . . . .   33
          Restrictions on Disposition of Assets of the Company  . . . . .   34
          Limitations on Liens  . . . . . . . . . . . . . . . . . . . . .   34
          Limitations on Sale and Leaseback Transactions  . . . . . . . .   35
          Limitations on Dividend and Other Payment Restrictions
               Affecting Subsidiaries . . . . . . . . . . . . . . . . . .   35
          Change of Control Option  . . . . . . . . . . . . . . . . . . .   35
          Reports to Holders of the Notes . . . . . . . . . . . . . . . .   37
     Certain Definitions  . . . . . . . . . . . . . . . . . . . . . . . .   37
     Events of Default and Notice Thereof . . . . . . . . . . . . . . . .   44
     Modification and Waiver  . . . . . . . . . . . . . . . . . . . . . .   44
     Satisfaction and Discharge of Indenture  . . . . . . . . . . . . . .   45
     Concerning the Trustee . . . . . . . . . . . . . . . . . . . . . . .   45
     Book-entry; Delivery and Form  . . . . . . . . . . . . . . . . . . .   45
          Global Note . . . . . . . . . . . . . . . . . . . . . . . . . .   46
          Certificated Securities . . . . . . . . . . . . . . . . . . . .   47
     Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . .   47

SENIOR NOTES REGISTRATION RIGHTS  . . . . . . . . . . . . . . . . . . . .   47

PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . .   49

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   50

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   50

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Prospectus. Unless the context otherwise requires, the term "Company" refers to Weirton Steel Corporation and its subsidiary, Weirton Receivables, Inc. Certain capitalized terms used in this summary are defined elsewhere in this Prospectus.

                                  THE COMPANY

General

     The Company is a major integrated producer of flat rolled carbon steel which has been in the steelmaking and finishing business for more than 80 years. The Company focuses on higher value-added products with demanding specifications, such as tin mill products ("TMP") and coated sheet. TMP are sold primarily to manufacturing and packaging companies for use as food, beverage and general line cans and coated sheet is sold primarily to the construction industry for use in a broad variety of building products and to service centers. For the five-year period ended December 31, 1994, these value-added product lines accounted for approximately 74% of the Company's revenues and 62% of its shipments. The remainder of the Company's revenues is derived from the sale of hot and cold rolled sheet, which is used for machinery, construction products and other durable goods. The Company believes that its percentage of value-added products to total production is among the highest of integrated steel producers in the United States and provides it with a competitive advantage against both domestic producers and foreign commodity imports.

     In order to modernize operations, the Company embarked in 1988 on an extensive capital improvement program, spending in excess of $550 million, primarily to upgrade its steelmaking and hot rolling facilities. This program, substantially completed in 1992, included, among other things, enhancing the Company's capacity to make "clean" steel (steel with fewer impurities), rebuilding its multi-strand continuous caster and upgrading its hot strip rolling mill to be one of the most modern in the world.

     The Company's strategic objective is to be a leading domestic producer of high value-added flat rolled carbon steel products. With the completion of the capital improvement program, the Company's strategy is to: (i) increase revenues and margins through the development and marketing of high value-added products and services; (ii) achieve productivity improvements and significant reductions in conversion costs through advanced steelmaking and rolling technology and savings in manpower and production processes; and (iii) reduce financial leverage and financial costs.

     Incorporated in Delaware in November 1982, the Company acquired the principal assets of National Steel Corporation's former Weirton Steel Division in January 1984 through an employee stock ownership plan (the "1984 ESOP").
In the third quarter of 1994, the Company completed a public offering of 15 million shares of its common stock. In June 1989, the 1984 ESOP completed a public offering of 4.5 million shares of common stock of the Company and the Company also sold 1.8 million shares of Convertible Voting Preferred Stock, Series A to a new employee stock ownership plan ( the "1989 ESOP"). Substantially all the Company's employees participate in the 1984 and 1989 ESOPs (the "ESOPs"), which, after giving effect to such public offerings, own approximately 31% of the common stock and 100% of the outstanding preferred stock of the Company, which accounts for approximately 49% of the total voting power.

Business



     Tin Mill Products. The Company believes it is one of the largest domestic producers of TMP and that it is considered to be the leading innovator of TMP in the United States. In April 1994, a fire substantially damaged the Company's No. 9 Tandem Mill, which usually processes 70% to 80% of the coils required to manufacture TMP. The No. 9 Tandem Mill was out of operation until October 1994 and was returned to full production in the first quarter of 1995. As a result, the Company's market share for TMP was 15% for 1994 as compared to 23% in 1993 and for the year ended December 31, 1994, TMP represented 31% of the Company's revenues compared to an average of 48% over the past five years.
The Company's TMP are sold primarily to the food and general packaging industries for use in cans and other containers. The market for TMP is characterized by a relative balance between supply and demand factors, a comparatively high cost of entry, and a limited number of suppliers and major customers who traditionally have established in advance a significant portion of their annual purchase requirements. As a result, TMP have enjoyed more stable pricing, a greater resistance to recession and a higher level of revenue predictability from year to year than the steel industry as a whole.

     Sheet Products. The Company's sheet products include hot rolled, cold rolled and galvanized steel, which are used in a variety of industrial applications, including construction and consumer durables. The Company has sought to emphasize its higher value-added galvanized and coated product lines by developing new products and by offering a wide range of gauges, finishes and performance specifications. The Company emphasizes increasingly important clean steel quality and produces sheets in narrow and medium widths. These factors have helped the Company achieve a higher degree of uniformity in its sheet products and have allowed it to specialize in orders with demanding specifications. As a result of strong demand for the Company's hot rolled and coated sheet products and the Company changing its product mix because of the Tandem Mill disruption, sheet sales represented 69% of the Company's total revenues for the year ended December 31, 1994, compared to an average of 52% over the past five years. Less than 3% of the Company's sales during the past five years have been directly to auto manufacturers, and the Company does not produce bars, rods, wire or structural products.

     Capital Improvement Program. In order to modernize operations, the Company embarked in 1988 on an extensive capital improvement program, spending in excess of $550 million, primarily to upgrade its steelmaking, hot rolling and pickeling facilities. This program included enhancing the Company's capacity to make clean steel, rebuilding the Company's multi-strand caster and upgrading the Company's hot strip rolling mill so that it is among the most modern in the world. These improvements have enabled the Company to continuously cast 100% of its steel requirements (versus 62% in prior years and an average of approximately 90% for the industry as a whole) and has increased the Company's yield from raw steel to finished production to an overall rate of greater than 80% compared to 74% historically. The Company believes this measure of productivity will compare favorably with its competitors. As a result of its modernization efforts, the Company has improved its product quality and mix, enhanced its ability to broaden its customers base and has reduced its average cost per ton of steel shipped.

     Business Strategy. The Company's business strategy focuses on achieving production efficiencies, taking initiatives to develop new markets for higher value-added products and attaining significant cost reductions designed to lower the Company's break-even level of operations. The Company announced a program in July 1992 which includes a goal of reducing its workforce by 25% through 1997, primarily through retirements. In addition to cost reductions already achieved, the Company has initiated new efforts, among other things, to reduce energy costs, restructure production and maintenance procedures, reduce inventories and improve yields. The Company is also striving to enhance sales by improving on-time delivery, with the goal of achieving a level of performance superior to the Company's competitors and by expanding the higher value-added segments of its product range.

     The Company's executive offices are located at 400 Three Springs Drive, Weirton, West Virginia 26062-4989, and its telephone number is (304) 797-2000.

                              THE EXCHANGE OFFER

The Exchange Offer  . . . . . .    The Company is offering to exchange (the
                                   "Exchange Offer") $125,000,000 aggregate principal amount of 10-3/4% Senior Notes due 2005 (the "Exchange Notes") for
                                   $125,000,000 aggregate principal amount of its outstanding 10-3/4% Senior Notes due
                                   2005 (the "Senior Notes").  The Senior
                                   Notes were issued and sold by the Company on June 12, 1995 in a transaction exempt from registration under Section 4(2) of, and Rule 144A under, the Securities Act.
                                   See "The Exchange Offer Purpose of the
                                   Exchange Offer." The form and terms of the Exchange Notes are the same (including principal amount, interest rate, maturity and ranking) as the form and terms of the Senior Notes for which they may be exchanged pursuant to the Exchange Offer, except that the Exchange Notes are freely transferable by holders thereof except as provided herein (see "The Exchange
                                   Offer Terms of the Exchange" and " Terms and Conditions of the Letter of Transmittal") and are not subject to any covenant regarding registration under the
                                   Securities Act.

                                   Exchange Notes issued pursuant to the
                                   Exchange Offer in exchange for the Senior
                                   Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an Affiliate of the Company, (ii) a broker-dealer who acquired Senior Notes directly from the Company or (iii) a broker-dealer who acquired Senior Notes as a result of market making or other trading activities), without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. Each broker-dealer who acquired Senior Notes directly from the Company and is participating in the Exchange Offer must comply with the registration and prospectus delivery provisions of the Securities Act. Each broker-dealer who receives Exchange Notes pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging, and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Minimum Condition . . . . . . .    The Exchange Offer is not conditioned upon
                                   any minimum aggregate principal amount of Senior Notes being tendered or accepted for exchange.

Expiration Date . . . . . . . .    The Exchange Offer will expire at 5:00
                                   p.m., New York City time, on
                                   , 1995 unless extended (the "Expiration
                                   Date").

Exchange Date . . . . . . . . .    Letters of Transmittal must be received no
                                   later than the Expiration Date to effect an exchange of Senior Notes for Exchange Notes on the Exchange Date. The first date of acceptance for exchange for the Senior
                                   Notes will be the first business day
                                   following the Expiration Date.

Conditions to the Exchange
  Offer . . . . . . . . . . . .    The obligation of the Company to consummate
                                   the Exchange Offer is subject to certain conditions. See "The Exchange
                                   Offer Conditions to the Exchange Offer."
                                   The Company reserves the right to terminate or amend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of any such condition.

Withdrawal Rights . . . . . . .    Tenders may be withdrawn at any time prior
                                   to the Expiration Date. Any Senior Notes not accepted for any reason will be returned without expense to the tendering holders thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Procedures for Tendering
   Senior Notes . . . . . . . .    See "The Exchange Offer How to Tender."

Federal Income Tax
   Consequences . . . . . . . .    The exchange for Exchange Notes by holders
                                   of Senior Notes will not be a taxable
                                   exchange for federal income tax purposes, and such holders should not recognize any taxable gain or loss or any interest income as a result of such exchange.

Effect on Holders of
   Senior Notes . . . . . . . .    As a result of the making of this Exchange
                                   Offer, and upon acceptance for exchange of all validly tendered Senior Notes pursuant to the terms of this Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Senior Notes and the Registration Rights Agreement (the "Registration Rights Agreement") dated as of June 12, 1995 between the Company and Lazard Fr res & Co. LLC, as initial purchaser ("Lazard"), and, accordingly, the holders of the Senior Notes will have no further registration or other rights under the Registration Rights Agreement, except under certain limited circumstances. See "Senior Notes Registration Rights." Holders of the Senior Notes who do not tender their Senior Notes in the Exchange Offer will continue to hold such Senior Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture. All untendered, and tendered but unaccepted, Senior Notes will continue to be subject to the restrictions on transfer provided for in the Senior Notes and the Indenture. To the extent that Senior Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Senior Notes could be adversely affected. See "Risk
Factors Consequences of Failure to Exchange."

                              TERMS OF THE NOTES

     The Exchange Offer applies to $125,000,000 aggregate principal amount of Senior Notes. The form and terms of the Exchange Notes are the same as the form and terms of the Senior Notes except that the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. The Exchange Notes will evidence the same debt as the Senior Notes and will be entitled to the benefits of the Indenture. See "Description of the Notes."


Notes Offered . . . . . . . . .    $125,000,000 principal amount of 10-3/4%
                                   Senior Notes Due 2005.

Maturity  . . . . . . . . . . .    June 1, 2005.

Interest Payment Dates  . . . .    Interest on the Notes will be payable in
                                   cash semiannually on June 1 and December 1 of each year, commencing December 1, 1995.

Ranking . . . . . . . . . . . .    The Notes will be unsecured obligations of
                                   the Company and will be senior to all
                                   subordinated indebtedness of the Company and pari passu with all existing and future senior unsecured indebtedness of the Company.

Optional Redemption . . . . . .    The Notes are not redeemable prior to
                                   June 1, 2000. On and after June 1, 2000, the Notes are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein, together with accrued interest thereon to the redemption date. See "Description of the Notes Redemption Optional Redemption."

Mandatory Redemption  . . . . .    There are no mandatory redemption
                                   provisions for the Notes.

Change of Control . . . . . . .    Upon a Change of Control (as defined
                                   herein), each holder of Notes will have the right to require the Company to repurchase all or any part of such holder's outstanding Notes at 101% of the principal amount thereof, together with accrued interest thereon to the repurchase date.
                                   See "Description of the Notes Certain
                                   Covenants Change of Control Option."

Certain Covenants . . . . . . .    The Indenture contains covenants including,
                                   but not limited to, covenants with respect to the following matters: (i) limitations on indebtedness; (ii) limitations on restricted payments; (iii) limitations on mergers, consolidations and sales of assets; (iv) limitations on transactions with affiliates; (v) restrictions on disposition of assets of the Company; (vi) limitations on liens; (vii) limitations on sale and leaseback transactions; and (viii) limitations on dividend and other payments restrictions affecting subsidiaries. The protections afforded holders of Notes in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders are set forth in the foregoing covenants and fully discussed in
                                   "Description of the Notes Certain
                                   Covenants."  Holders of Notes should
                                   carefully review these covenants prior to making a decision with respect to the Exchange Offer.

Risk Factors  . . . . . . . . .    Holders of Senior Notes should carefully
                                   consider the matters set forth under the caption "Risk Factors" prior to making a decision with respect to the Exchange
                                   Offer.  See "Risk Factors."

                            SUMMARY FINANCIAL DATA
           (Dollars in millions, except per share and per ton data)

   Set forth below is certain summary financial data of the Company for the periods indicated. The summary financial data set forth below is qualified in its entirety by reference to and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the financial information incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, its Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, which are incorporated by reference in the Registration Statement of which this Prospectus is a part.



                                    Six Months Ended                                          Year Ended December 31,
                                        June 30,


                               1995          1994          1994           1993           1992          1991          1990
                                       (Unaudited)

 Income Statement Data:
  Net sales  . . . . . . . . $673.7         $660.6      $1,260.9       $ 1,201.1     $1,078.7     $ 1,036.3      $ 1,190.9

  Operating costs:

   Cost of sales   . . . . .  573.1          600.3       1,136.9        1,105.6       1,010.0        1,109.3       1,113.9
   Selling, general and
   administrative expense  .   16.9           15.6          31.5           32.5          30.5           29.1          30.4

   Depreciation  . . . . . .   30.0           25.3          46.4           49.1          38.6           34.3          29.0
   Provision for profit
   sharing (1)   . . . . . .   19.1            -            17.6            -             -              -             -

Special items (2)  . . . . .  (41.5)           -           (20.0)          17.3           -              - -

Income (loss) from
  operations   . . . . . . .   76.1           19.4          48.5            (3.4)        (0.4)         (46.4)         17.6

  Unusual gain (3) .  .  . .    -             32.5          44.8            -             - -             -

  Net interest expense (4)     18.9           24.1          44.2           50.2          37.9           29.7          15.0

  ESOP contributions (5) . .    1.3            1.3           2.6            2.6           2.6            2.6           1.5

  Income (loss) before income
   taxes   . . . . . . . . .   55.9           26.5          46.5          (56.2)        (40.9)         (78.7)          1.1

  Income tax provision
  (benefit). . . . . . . . .   10.9           (5.0)          7.5           13.3           4.8            4.0          (0.8)

  Income (loss) before extra-
   ordinary item and cumu-
   lative effect of changes
   in accounting principles    45.0           21.5          39.0          (42.9)        (36.1)         (74.7)          0.3

  Extraordinary item (6)   .   (6.7)           -            (3.8)          (6.5)          -              -             -

  Cumulative effect of
  changes in accounting
  principles (7) . . . . . .     -              -             -           (179.8)          4.3            -             -

  Net income (loss)  . . . .   38.3           21.5          35.2         (229.2)        (31.8)         (74.7)          0.3

  Less: Preferred stock
  dividend
  requirement  . . . . . . .     -             (1.6)         (2.4)          (3.1)         (3.1)           -             -

  Net income (loss)
  applicable to
  common shares  . . . . . .   $38.3           $19.9       $32.8        $(232.3)       $(34.9)        $(74.7)         $0.3


























































 (Dollars in millions, except per share and per ton data)
                                    Six Months Ended                                          Year Ended December 31,
                                        June 30,

                                 1995          1994          1994           1993           1992          1991          1990

 Per Common Share Data:             (Unaudited)
  Income (loss) per common
   share before
   extraordinary item  . . .    $1.03          $ 0.70       $ 1.06         $(1.74)        $(1.57)        $ (3.49)       $0.01

  Income (loss) per common
   share before cumulative
   effect of accounting
   changes   . . . . . . . .    0.88           0.70          0.95          (1.99)        (1.57)         (3.49)         0.01
  Net income (loss) per
  common
   share   . . . . . . . . .    0.88           0.70          0.95          (8.78)        (1.40)         (3.49)         0.01

  Cash dividends paid  . . .    -              -             -              -             -              -             $0.64

 Balance Sheet Data (at end
 of period):
  Cash, equivalents, and
   marketable securities   . $103.0         $172.2        $62.9          $89.0          $61.2          $84.2          $56.2

  Working capital  . . . . .  349.8          317.6         256.5          262.2         237.7          273.5         264.6

  Total assets   . . . . . . 1,261.7        1,259.9       1,230.9        1,240.7       1,005.4        1,038.0         965.2

  Long term debt, incl.
  current
   portion   . . . . . . . .  407.8          495.3         394.5          495.3         503.2          505.3         398.9

  Redeemable preferred stock,
   net   . . . . . . . . . .   15.7           38.0          14.5           36.7          34.2           31.0           3.9
  Stockholders' equity
  (deficit)  . . . . . . . .  187.5           18.6         149.2           (1.4)        231.3          257.3         316.5


 Other Data (for the period,
 except where noted):

  Ratio of earnings to fixed
   charges (8)   . . . . . .    3.35           1.93          1.85         -                -              -          -

  EBITDA (9)   . . . . . . .   $99.9           $86.2        $143.7      $92.5            $45.7          $ (2.1)      $ 60.5
Capital expenditures (10)      $19.2           $ 7.3        $112.1      $14.4            $44.6          $ 113.9      $181.9

  Shipments in thousands of
  tons                          1,335          1,358         2,606          2,431         2,102          1,939         2,206
  Average sales per ton
  shipped                      $505            $486         $484        $494             $ 513          $ 534        $ 540

  Average cost of sales per
  ton shipped    . . . . . .   $429            $442         $436        $455             $ 480          $ 526        $ 505

  Gross margin per ton
  shipped                      $76             $44          $48         $39              $ 33           $ 8          $ 35

  Operatingincome (loss) per
  ton shipped before special
  items    . . . . .. . . . .  $40             $14          $18         $6               $ -            $ (24)       $ 8



 (Dollars in millions, except per share and per ton data)
                                    Six Months Ended                                          Year Ended December 31,
                                        June 30,

                               1995          1994          1994           1993           1992          1991          1990

                                       (Unaudited)
  Active employees (at end of
   period)   . . . . . . . .  5,612          5,953         5,565          6,026         6,542          6,979         7,582

  Employee hours per ton of
  hot
   band produced   . . . . . 1.76           1.83          1.83           1.95          2.07           2.38          2.45
  Employee hour per ton
   shipped   . . . . . . . . 4.69           4.59          4.89           5.31          6.53           7.55          7.48

  Capacity utilization   . .   97%            90%           91%            91%           83%            68%           79%

  Percentage of raw steel
   continuously cast   . . .  100%           100%          100%           100%          100%            97%           64%
  Yield (raw steel to
  finished
   production)   . . . . . . 80.0%          81.7%         83.0%          77.9%        72.3%           72.3%         69.7%


__________________

(1)
   The provision for employee profit sharing is calculated in accordance with the profit sharing plan agreement. The provision is based upon 33 % of net income.

(2)
   During the first half of 1995 and for the year ended 1994, the Company's results of operations included the recognition of $34 million and $20 million, respectively, of insurance recoveries relating to a business interruption claim regarding a fire which damaged the Company's No. 9 Tandem Mill in April 1994. The Company's results of operations for the first half of 1995 also include the favorable effect of a $7.5 million business interruption insurance recovery from the settlement of a claim related to an explosion of a reversing rougher roller that caused an outage of the Company's hot strip mill in the first quarter of 1991. The Company recognized a pretax restructuring charge of $17.3 million in the first quarter of 1993 associated with an enhanced early retirement package as part of the Company's on-going cost reduction program.

(3)
   The Company was required to recognize a new cost basis for property damage insurance recoveries related to the No. 9 Tandem Mill which resulted in the recognition of a pretax gain in 1994 in the amount of $44.8 million, $32.5 million of which was recognized in the first half of 1994.

(4)
   Net interest expense has been reduced by capitalized interest of $2.3 million, $0.8 million, $6.1 million, $12.8 million and $14.8 million for the years 1994 through 1990, respectively.

(5)
   Does not involve a net outflow of cash as these contributions are returned to the Company in the form of payments on loans from the Company to the ESOPs.


(6)
   Reflects certain costs incurred in connection with the early extinguishment of debt.

(7)
   Effective January 1, 1992, the Company changed its method of accounting for the depreciation of its steelmaking facilities from a straight-line to a production-variable method. Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," SFAS No. 112, "Employers' Accounting for Postemployment Benefits," and SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of the 1993 accounting changes reflects the collective implementation of the following accounting changes. The change in accounting under SFAS No. 106 required the Company to recognize a pretax charge of $303.9 million to account for the prior service cost of retiree health care and life insurance benefits as well as an additional noncash expense each quarter which began in the first quarter of 1993. The Company also recorded a pretax charge of $4 million relating to the implementation of SFAS No. 112, and a net income tax benefit of $128.2 million, of which $115.5 million relates to the adoption of SFAS No. 106, representing the cumulative effect of the accounting change for income taxes in accordance with SFAS No. 109.

(8)
   For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income before taxes plus fixed charges and (ii) fixed charges consist of interest expense incurred, amortization of debt expense and one-third of rental payments under operating leases (an amount estimated by management to be the interest portion of such rentals). Earnings did not cover fixed charges by $56.1 million, $49 million, $89.3 million and $12.2 million for the years 1993, 1992, 1991 and 1990, respectively. For the first half of 1995 and for the year 1994, the Company's earnings were sufficient to cover fixed charges, with the ratio of earnings to fixed charges at 3.43 and 1.85. The ratio of EBITDA to fixed charges, as computed under the Indenture, for the first half of 1995 and the years 1994, 1993, 1992 and 1990 was 5.13, 2.94, 1.71, 1.00 and 2.03, respectively. Under this computation, the Company's EBITDA was insufficient to cover fixed charges by $45 million in 1991. The ratio of earnings to fixed charges is not expected to be affected by this offering.

(9)
   EBITDA represents the earnings of the Company before income taxes, net interest expense, depreciation and amortization and other noncash items reducing net income, calculated in accordance with the covenants under the Notes. The ratio of EBITDA to fixed charges is used to determine the Company's ability to incur indebtedness under the restrictive covenants governing the Notes. EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP"). Accordingly, it does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity.

(10)
   For 1994, capital expenditures included $74.6 million for rebuilding the No. 9 Tandem Mill due to fire damage, with respect to which the Company received insurance recoveries of $45 million to date.

                                 RISK FACTORS

     In addition to the other information contained in this Prospectus, before tendering their Senior Notes for the Exchange Notes offered hereby, holders of Senior Notes should consider carefully the following factors, which may be generally applicable to the Senior Notes as well as the Exchange Notes:

Consequences of Failure to Exchange

     Holders of Senior Notes who do not exchange their Senior Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Senior Notes as set forth in the legend thereon as a consequence of the issuance of the Senior Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Senior Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. Except under certain limited circumstances, the Company does not intend to register the Senior Notes under the Securities Act. In addition, any holder of Senior Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Senior Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Senior Notes could be adversely affected. See "The Exchange Offer" and "Senior Notes Registration Rights."

Factors Relating to the Steel Industry

     Cyclicality. The domestic steel industry is a cyclical business characterized by intense competition. Within the industry, the first half of the 1980s was marked by significant restructurings and downsizing, unprecedented losses and bankruptcies. Factors such as overcapacity, increased domestic and international competition, including high levels of imported steel coupled with a strong dollar, high labor costs, inefficient plants and reduced levels of steel demand caused major disruptions to the industry. This was followed in the late 1980s by increased demand, lower levels of steel imports, the decline of the dollar, capacity reductions and increased efficiency through modernization of plants. As a result, industry profits were substantial in 1988. Steel prices and demand began to decline in the latter half of 1989, however, and a number of domestic producers reported losses in 1990 and 1991. These losses continued for many producers throughout 1992. With stronger demand in 1993, the industry demonstrated improved performance. Although the recovery in steel markets has continued into 1995, there have been recent reductions in the price of sheet products and there can be no assurance that the recovery will continue.

     Capacity Utilization and Price Sensitivity. According to the American Iron and Steel Institute (the "AISI"), annual U.S. raw steel production capacity has been reduced from approximately 151 million tons in 1983 to approximately 108 million tons in 1994. The reduction in domestic capacity generally resulted in higher utilization rates, although overcapacity remains a problem in certain product lines and may become a problem in other product lines, particularly coated steels. The average utilization of domestic industry capacity was 64% from 1983 through 1986 compared to 83% from 1987 through 1993, and 91% for the year 1994. During the three-year period ending in 1998, an additional 12 million to 14 million tons of sheet capacity is expected to be brought into operation by mini-mills. The results of operations of major domestic integrated steelmakers, including the Company, are affected substantially by relatively small variations in selling prices of products. Overcapacity relative to demand, particularly in downcycles, has resulted in an extremely competitive environment which limits the ability of producers to raise prices. Competitive pressures in the industry limit the ability of producers to obtain price increases and can lead to declines in prices, both of which may have a material adverse effect on the industry generally and on the Company specifically.

     Competition. Competition among domestic steelmakers is intense with respect to price, service and quality. Domestic integrated steel producers have lost market share to domestic mini-mills in recent years as these mills have expanded their product lines from commodity type items to include larger-size structural products and flat-rolled products. Mini-mills have enjoyed certain cost advantages compared to integrated producers because of lower costs in converting scrap to raw steel, lower employment and environmental costs and the targeting of regional markets. In the past few years, mini-mills also have substantially improved the quality of their products, particularly thin cast steel, through the use of new technology which has allowed them to retain overall conversion cost advantages. In recent years, competitive pressures among domestic producers, including mini-mills, have extended to higher value-added products, putting further pressure on prices and margins. In addition, certain domestic integrated steelmakers have gone through reorganizations under Chapter 11 of the U.S. Bankruptcy Code. Following their reorganizations, these companies generally have reduced costs and become more effective competitors. In addition, domestic steel producers have invested heavily in new plant and equipment that, when combined with the implementation of manning and other work rule changes, have enabled many domestic companies to improve efficiency and increase productivity. Finally, demand for certain of the industry's products continues to be under pressure from products made with aluminum, plastics, cardboard, glass, wood, concrete and ceramics, which may offer substitutes for steel in certain applications.

     Domestic producers face competition from foreign producers over a broad range of products. Many foreign steel producers are owned, controlled or subsidized by their governments, making these producers subject to influence by political and economic policy considerations as well as the prevailing market conditions. From 1983 to 1993, imported steel represented 21% of all steel sold in the United States. Factors such as attractive world export prices, a lower U.S. dollar exchange rate and improved international competitiveness of the domestic steel industry have recently contributed to reduced import levels. The reversal of any one of these factors, or the failure otherwise to control steel imports, may cause foreign competition to increase.

     Environmental Concerns. The facilities and operations of domestic steelmakers are subject to a number of federal, state and local laws, regulations and permits relating to environmental protection. The costs for environmental compliance may serve to put domestic steelmakers at a relative competitive disadvantage compared to foreign producers not subject to similarly extensive regulation or producers of competitive materials which may not be required to undergo equivalent compliance costs.

Factors Relating to the Company

     Financial Results. The Company reported net income of $38.3 million for the first half of 1995, net income of $35.2 million for 1994 and net losses of $229.2 million for 1993 and $31.8 million for 1992. The net results for the first half of 1995 include pretax favorable adjustments related to recoveries under claims for business interruption insurance. Damage to the Company's No. 9 Tandem Mill due to a fire early in the second quarter of 1994 resulted in the Company filing claims under both its property damage and business interruption insurance. The net results for the first half of 1995 include $34.0 million of insurance recoveries for business interruption related to the damage to the No. 9 Tandem Mill bringing total recoveries under this claim to $54.0 million. The results for the first half of 1995 also include the favorable effect of a $7.5 million business interruption insurance recovery from the settlement of a claim related to an explosion of a reversing rougher roller that caused an outage of the Company's hot strip mill in the first quarter of 1991. The net results for 1994 included a pretax favorable adjustment to the carrying value of the No. 9 Tandem Mill of $44.8 million and a pretax provision for employee profit sharing of $17.6 million. Operating and net results for 1994 were adversely affected by the No. 9 Tandem Mill fire. Notwithstanding the disruption to the Company's operations caused by the fire, revenues in 1994 of $1,261 million were $59.8 million, or 5%, higher than in 1993 and reached their highest level over the last five years. The Company's operating profit of $48.5 million in 1994, which included insurance recoveries of $20 million for business interruption, reflected higher operating costs caused by the No. 9 Tandem Mill outage. Nevertheless, the Company's operating performance in 1994 exceeded that for 1993 when the Company recognized an operating loss of $3.4 million. Prior to the No. 9 Tandem Mill fire in the second quarter of 1994, the Company had achieved five consecutive quarters of improved operating performance. The Company's net results for 1993 were significantly affected by the net after-tax effect of required changes in certain accounting principles, primarily related to retiree healthcare and income taxes, which totaled $179.8 million, a pretax restructuring charge of $17.3 million, and an after-tax extraordinary charge of $6.5 million. Management attributes the losses in 1992 to production disruptions stemming from the Company's implementation of a $550 million capital improvement program and to recessionary conditions affecting the industry.

     Collective Bargaining Agreements. The Company has collective bargaining agreements effective through September 25, 1996 with the Independent Steelworkers Union, which, as of December 31, 1994, represented 4,524 employees in bargaining units covering production and maintenance workers, clerical workers and nurses, and with the Independent Guard Union, which, as of December 31, 1994, represented 47 employees. The Company believes that its compensation structure places a heavier emphasis on profit sharing compared to other major integrated steel producers. This emphasis tends to cause the wage portion of the Company's employment costs to be relatively higher during periods of profitability and relatively lower during periods of low earnings or losses. The Company has not experienced work stoppages in the course of prior labor negotiations, although there can be no assurance that work stoppages will not occur in the future in connection with negotiations or otherwise.

     Voting Power. The 1984 and 1989 ESOPs own 31% of the Company's outstanding common and 100% of the outstanding preferred stock which accounts for 49% of the Company's total voting power. Employee voting power could increase by approximately 3% if the 5 million shares of common stock reserved for an employee purchase program over the next five years are acquired by employees. At the end of each quarter, participants in the 1984 ESOP may elect to receive distributions of common stock from the ESOP, which, to the extent such distributed shares are then sold, reduces employee voting power. The participants in the ESOPs, all of whom are present or former employees of the Company, could, if they were to act collectively in the voting of their shares, elect a majority of the Company's directors. However, management does not believe it is likely that any such collective voting would occur. The interests of ESOP participants may differ from those of public stockholders and holders of the Company's indebtedness. Under the terms of the Notes, a Change of Control (as defined) would require the Company to offer to
repurchase the Notes.  See "Description of the Notes   Certain Covenants
Change of Control Option."

     Deficiency of Earnings to Fixed Charges. For years 1993, 1992, 1991 and 1990, the Company's earnings were insufficient to cover fixed charges by approximately $56.1 million, $49 million, $89.3 million and $12.2 million, respectively. For the first half of 1995 and the year 1994, the Company's earnings were sufficient to cover fixed charges, with the ratio of earnings to fixed charges at 3.35 and 1.85.

     Leverage. Beginning in 1989, the Company incurred substantially increased levels of indebtedness as one of the funding sources for its capital improvement program. As a result of the capital program financing, net losses prior to the recent economic upturn and the unfavorable effect of required changes in accounting methods, as of June 30, 1995, the Company's indebtedness
comprised 67.0% of its total capitalization.   The Company has no immediate
plans to incur additional debt following completion of the offering of the Notes. From time to time, however, the Company may be required to utilize outside financing for working capital purposes. Such financing may involve the incurrence of debt. The Company will be permitted to incur additional debt only if, at the time, it is able to comply with restrictions under the Notes and any other applicable debt
instruments.  See "Description of the Notes   Certain Covenants."

     Limitations on Raising Equity. The Company's Restated Certificate of Incorporation (the "Restated Certificate") imposes restrictions on the Company's ability to raise additional equity. The authorization of shares of capital stock under the Restated Certificate (beyond the 50 million shares of common stock and 7.5 million shares of preferred stock presently authorized) generally requires for approval a majority of voting power if such shares are to be used only for bona fide public offerings or in connection with certain employee benefit plans. However, if shares are to be used for any other purpose, their authorization must be approved by the vote of 80% of total voting power. Limitations on the future use of shares, if applicable, would deny the Company access to private markets for its shares and could deprive the Company of needed capital at times when the permitted types of issuance are not feasible or have less favorable terms. In addition, the Restated Certificate provides that the specific terms and conditions of each issuance of capital stock by the Company, with limited exceptions, must be approved by the vote of at least 90% of the Company's directors. The Company's Board of Directors is required to be composed of 14 members. A dissent by more than one director could prevent the Company from issuing capital stock, even though the authorization of shares for such issuance was approved by the Company's stockholders. Notwithstanding such limitations, in August 1994, the Company sold 15 million shares of common stock in a public offering. The net proceeds from such sale, of approximately $116 million, were used primarily to reduce indebtedness and other Company liabilities.

     No Prior Market. There is no existing market for the Exchange Notes, and there can be no assurance as to (i) the liquidity of any such market that may develop, (ii) the ability of holders of Exchange Notes to sell their Exchange Notes, or (iii) the price at which the holders of Exchange Notes would be able to sell their Exchange Notes. If such a market were to exist, the Exchange Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar debt securities.

     Change of Control. The Company's ability to repurchase Notes following a Change of Control may be limited by the factors descried under "Description of the Notes Certain Covenants Change of Control Option."

                                USE OF PROCEEDS

     There will be no proceeds to the Company from the exchange pursuant to the Exchange Offer. The net proceeds to the Company from the issuance of the Senior Notes were approximately $121 million. The Company used a portion of these net proceeds to repurchase, concurrently with the consummation of the purchase of the Senior Notes, approximately $30 million aggregate principal amount of its 11-1/2% Senior Notes due 1998 (the "11-1/2% Senior Notes") and approximately $82 million principal amount of its 10-7/8% Senior Notes due 1999 (the "10-7/8% Senior Notes") for an aggregate purchase price of approximately $118.8 million. The Company added the remaining net proceeds to working capital.

                              THE EXCHANGE OFFER

Purpose of the Exchange Offer

     The sole purpose of the Exchange Offer is to fulfill the obligations of the Company with respect to the registration of the Senior Notes.

     The Senior Notes were originally issued and sold on June 12, 1995 (the "Issue Date"). Such sales were not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 144A under the Securities Act. The net proceeds from the sale of the Senior Notes (approximately $121 million) were used to repurchase $30 million aggregate principal amount of 11 % Senior Notes and $82 million aggregate principal amount of 10-7/8% Senior Notes (plus related premium and interest accrued through the date of repurchase) and to solicit consents from holders of the 11 % Senior Notes in order to modify certain covenants in the indenture relating to the 11 % Senior Notes. In connection with the sale of the Senior Notes, the Company agreed to file with the Commission a registration statement relating to an exchange offer (the "Exchange Offer Registration Statement") pursuant to which the Exchange Notes, another series of senior notes of the Company covered by such registration statement and containing the same terms as the Senior Notes, except as set forth in this Prospectus, would be offered in exchange for Senior Notes tendered at the option of the holders thereof.
If (i) the Company determines in reasonably good faith that (x) any changes in the law or the applicable interpretations of the Staff of the Commission do not permit the Company to effect the Exchange Offer, or (y) that the Exchange Notes would not be tradeable upon receipt by the holders of Senior Notes that participate in the Exchange Offer without restriction under state and federal securities laws (other than due solely to the status of a holder of Senior Notes as an Affiliate of the Company), (ii) the Exchange Offer is not consummated within 165 days of the Issue Date, (iii) in certain circumstances, certain holders of unregistered Exchange Notes so request within 135 days after the consummation of the Exchange Offer or (iv) in the case of any holder of Senior Notes that participates in the Exchange Offer, such holder of Senior Notes does not receive Exchange Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder of Senior Notes as an Affiliate of the Company) and so notifies the Company within 60 days after such holder of Senior Notes first becomes aware of such restriction and provides the Company with a reasonable basis for its conclusion, in the case of each of clauses
(i)-(iv) of this sentence, the Company will file with the Commission a registration statement (the "Shelf Registration Statement") to cover resales of the Senior Notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. In the event that (i) the Company fails to file the Exchange Offer Registration Statement, (ii) the Exchange Offer Registration Statement or, if applicable, the Shelf Registration Statement, is not declared effective by the Commission, or (iii) the Exchange Offer is not consummated or the Shelf Registration Statement ceases to be effective, in each case within specified time periods, the interest rate borne by the Senior Notes will be increased. See "Senior Notes Registration Rights."

Terms of the Exchange

     The Company hereby offers to exchange, upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Registration Statement of which this Prospectus is a part (the "Letter of Transmittal"), $1,000 in principal amount of Exchange Notes for each $1,000 in principal amount of Senior Notes. The terms of the Exchange Notes are the same as the terms of the Senior Notes for which they may be exchanged pursuant to this Exchange Offer, except that the Exchange Notes will generally be freely transferable by holders thereof, and the holders of the Exchange Notes (as well as remaining holders of any Senior Notes) will not be entitled to registration rights under the Registration Rights Agreement. The Exchange

Notes will evidence the same debt as the Senior Notes and will be entitled to the benefits of the Indenture. See "Description of the Notes."

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Senior Notes being tendered or accepted for exchange.

     Based on its view of interpretations set forth in no-action letters issued by the Staff to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for the Senior Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder or any such other person which is (i) an Affiliate of the Company, (ii) a broker-dealer who acquired Senior Notes directly from the Company or (iii) a broker-dealer who acquired Senior Notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of business of such holder and any beneficial owner, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. Each broker-dealer who acquired Senior Notes directly from the Company and is participating in the Exchange Offer must comply with the registration and prospectus delivery provisions of the Securities Act. Broker-dealers who acquired Senior Notes as a result of market making or other trading activities may use this Prospectus, as supplemented or amended, in connection with resales of the Exchange Notes. The Company has agreed that, for a period of 120 days after this Registration Statement is declared effective, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. Each broker-dealer who receives Exchange Notes pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging, and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Any holder that cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

     Tendering holders of Senior Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Senior Notes pursuant to the Exchange Offer.

     The Exchange Notes will bear interest from and including their respective dates of issuance. Holders whose Senior Notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes, but will not receive any payment in respect of interest on the Senior Notes accrued after the issuance of the Exchange Notes.

Expiration Date; Extensions; Termination; Amendments

     The Exchange Offer expires on the Expiration Date.  The term "Expiration
Date" means 5:00 p.m., New York City time, on                  , 1995 unless
the Company in its sole discretion extends the period during which the Exchange Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Exchange Offer, as so extended by the Company, expires. The Company reserves the right to extend the Exchange Offer at any time and from time to time prior to the Expiration Date by giving written notice to Bankers Trust Company (the "Exchange Agent") and by timely public announcement communicated by no later than 5:00 p.m. on the next business day following the Expiration Date, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the

Exchange Offer, all Senior Notes previously tendered pursuant to the Exchange Offer will remain subject to the Exchange Offer.

     The initial Exchange Date will be the first business day following the Expiration Date. The Company expressly reserves the right to (i) terminate the Exchange Offer and not accept for exchange any Senior Notes for any reason, including if any of the events set forth below under " Conditions to the Exchange Offer" shall have occurred and shall not have been waived by the Company and (ii) amend the terms of the Exchange Offer in any manner, whether before or after any tender of the Senior Notes. If any such termination or amendment occurs, the Company will notify the Exchange Agent in writing and will either issue a press release or give written notice to the holders of the Senior Notes as promptly as practicable. Unless the Company terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, the Company will exchange the Exchange Notes for the Senior Notes on the Exchange Date.

     If the Company waives any material condition to the Exchange Offer, or amends the Exchange Offer in any other material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of Senior Notes in the manner specified above, the Exchange Offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the Exchange Offer will be extended until the expiration of such period of five business days. If there is an increase or decrease in the consideration offered for the Senior Notes, or a decrease in the percentage of Exchange Notes offered by the Company in exchange for Senior Notes, notice of such increase or decrease shall be published, sent or given to all holders of Senior Notes in the manner specified above and the Exchange Offer will be extended at least ten business days from when such notice is first published, sent or given to the holders of Senior Notes.

     The Company will file a post-effective amendment to the Registration Statement of which this Prospectus is a part, and mail or otherwise deliver copies of such amendment to holders of the Senior Notes, if any one of the following events arises after the Registration Statement of which this Prospectus is a part has been declared effective by the Commission: (a) the Company materially amends the Exchange Offer; or (b) any facts or events arise which individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, or the information set forth under the caption "Plan of Distribution" therein.

     This Prospectus and the related Letter of Transmittal and other relevant materials will be mailed by the Company to record holders of Senior Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Senior Notes.

How to Tender

     The tender to the Company of Senior Notes by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     General Procedures. A holder of a Senior Note may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Senior Notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") pursuant to the procedure described below), to the Exchange Agent at its address set forth on the back cover of this Prospectus on or prior to the Expiration Date or (ii) complying with the guaranteed delivery procedures described below.

     If tendered Senior Notes are registered in the name of the signer of the Letter of Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Senior Notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered Senior Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution (each an "Eligible Institution") that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act. If the Exchange Notes and/or Senior Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Senior Notes, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     Any beneficial owner whose Senior Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Senior Notes should contact such holder promptly and instruct such holder to tender Senior Notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such Senior Notes himself, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Senior Notes, either make appropriate arrangements to register ownership of the Senior Notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

     Book-Entry Transfer. The Exchange Agent will make a request to establish an account with respect to the Senior Notes at The Depository Trust Company (the "Book-Entry Transfer Facility") for purpose of the Exchange Offer within two business days after receipt of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Senior Notes by causing the Book-Entry Transfer Facility to transfer such Senior Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Senior Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address specified on the back cover page of this Prospectus on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

     The method of delivery of Senior Notes and all other documents is at the election and risk of the holder. If sent by mail, it is recommended that registered mail, return receipt requested, be used, proper insurance be obtained, and the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent on or before the Expiration Date.

     Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax, the Exchange Agent will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a holder pursuant to the Exchange Offer if the holder does not provide his taxpayer identification number (social security number or employer identification number) and certify that such number is correct. Each tendering holder should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Exchange Agent.

     Guarantee Delivery Procedures. If a holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Senior Notes to reach the Exchange Agent before the Expiration Date, a tender may be effected if the Exchange Agent has received at its office listed on the back cover hereof on or prior to the Expiration Date a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the principal amount of the Senior Notes being tendered, the names in which the Senior Notes are registered and, if possible, the certificate numbers of the Senior Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the Senior Notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Senior Notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

     A tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Senior Notes (or a timely Book-Entry Confirmation) is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Senior Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Senior Notes (or a timely Book-Entry Confirmation).

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Senior Notes will be determined by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of counsel to the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. Neither the Company, the Exchange Agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Terms and Conditions of the Letter of Transmittal

     The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

     The party tendering Senior Notes for exchange (the "Transferor") thereby exchanges, assigns and transfers the Senior Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Senior Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Senior Notes and to acquire Exchange Notes issuable upon the exchange of such tendered Senior Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Senior Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Senior Notes. The Transferor further agrees that acceptance of any tendered Senior Notes by the Company and the issuance of Exchange Notes in exchange therefor shall constitute performance in full by the Company of its obligations under the Registration Rights Agreement and that the Company shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

     By tendering Senior Notes and executing the Letter of Transmittal, the Transferor certifies (a) that it is not an Affiliate of the Company, that it is not a broker-dealer that owns Senior Notes acquired directly from the Company or an affiliate of the Company, that it is acquiring the Exchange Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such Exchange Notes; (b) that it is an Affiliate of the Company or of the initial purchaser of the Senior Notes in the Initial Offering and that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable to it; or (c) that it is a participating broker-dealer and that it will deliver a prospectus in connection with any resale of the Exchange Notes.

Withdrawal Rights

     Senior Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at its address set forth on the back cover of this Prospectus prior to the Expiration Date. Any such notice of withdrawal must specify the person named in the Letter of Transmittal as having tendered Senior Notes to be withdrawn, the certificate numbers of Senior Notes to be withdrawn, the principal amount of Senior Notes to be withdrawn, a statement that such holder is withdrawing his election to have such Senior Notes exchanged, and the name of the registered holder of such Senior Notes, and must be signed by the holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Senior Notes being withdrawn. The Exchange Agent will return the properly withdrawn Senior Notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by the Company, and such determination will be final and binding on all parties.

Acceptance of Senior Notes for Exchange; Delivery of Exchange Notes

     Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of Senior Notes validly tendered and not withdrawn and the issuance of the Exchange Notes will be made on the Exchange Date. For the purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange validly tendered Senior Notes when, as and if the Company has given written notice thereof to the Exchange Agent.

     The Exchange Agent will act as agent for the tendering holders of Senior Notes for the purposes of receiving Exchange Notes from the Company and causing the Senior Notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the Exchange Offer, delivery of Exchange Notes to be issued in exchange for accepted Senior Notes will be made by the Exchange Agent promptly after acceptance of the tendered Senior Notes. Senior Notes not accepted for exchange by the Company will be returned without expense to the tendering holders (or in the case of Senior Notes tendered by book-entry transfer into the

Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the procedures described above, such non-exchanged Senior Notes will be credited to an account maintained with such Book-Entry Transfer Facility) promptly following the Expiration Date or, if the Company terminates the Exchange Offer prior to the Expiration Date, promptly after the Exchange Offer is so terminated.

Conditions to the Exchange Offer

     Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to issue Exchange Notes in respect of any properly tendered Senior Notes not previously accepted and may terminate the Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated by no later than 5:00 p.m. on the next business day following the Expiration Date, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service) or, at its option, modify or otherwise amend the Exchange Offer, if (a) there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission, (i) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, (ii) assessing or seeking any damages as a result thereof, or (iii) resulting in a material delay in the ability of the Company to accept for exchange or exchange some or all of the Senior Notes pursuant to the Exchange Offer; (b) any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in the reasonable judgment of the Company might directly or indirectly result in any of the consequences referred to in clauses (a)(i) or (ii) above or, in the reasonable judgment of the Company, might result in the holders of Exchange Notes having obligations with respect to resales and transfers of Exchange Notes which are greater than those described in the interpretations of the Commission referred to on the cover page of this Prospectus, or would otherwise make it inadvisable to proceed with the Exchange Offer; or (c) a material adverse change shall have occurred in the business, condition (financial or otherwise), operations, or prospects of the Company.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by it with respect to all or any portion of the Exchange Offer regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition or may be waived by the Company in whole or in part at any time or from time to time in their sole discretion. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, the Company has reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the Exchange Offer.

     Any determination by the Company concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

     In addition, the Company will not accept for exchange any Senior Notes tendered and no Exchange Notes will be issued in exchange for any such Senior Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

Exchange Agent

     Bankers Trust Company has been appointed as the Exchange Agent for the Exchange Offer. Letters of Transmittal must be addressed to the Exchange Agent at its address set forth on the back cover page of this Prospectus.

     Delivery to an address other than as set forth herein, or transmissions of instructions via a facsimile or telex number other than the ones set forth herein, will not constitute a valid delivery.

Solicitation of Tenders; Express

     The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent and printing, accounting, investment banking and legal fees, will be paid by the Company and are estimated at approximately
$      .

     No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Senior Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Senior Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

Appraisal Rights

     HOLDERS OF SENIOR NOTES WILL NOT HAVE DISSENTERS' RIGHTS OR APPRAISAL RIGHTS IN CONNECTION WITH THE EXCHANGE OFFER.

Federal Income Tax Consequences

     The exchange for Exchange Notes by holders of Senior Notes will not be a taxable exchange for federal income tax purposes, and such holders should not recognize any taxable gain or loss or any interest income as a result of such exchange.

Other

     Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Senior Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     As a result of the making of, and upon acceptance for exchange of all validly tendered Senior Notes pursuant to the terms of this Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Senior Notes and the Registration Rights Agreement. Holders of the Senior Notes who do not tender their certificates in the Exchange Offer will continue to hold such certificates and will be entitled to all the rights, and limitations applicable thereto, under the Indenture, except for any such rights under the Registration Rights Agreement, which by their terms terminate or cease to have further effect as a result of the making of this Exchange Offer. See "Description of the Notes." All untendered Senior Notes will continue to be subject to the restriction on transfer set forth in the Indenture. To the extent that Senior Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Senior Notes could be
adversely affected.  See "Risk Factors   Consequences of Failure to Exchange."

     The Company may in the future seek to acquire untendered Senior Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Senior Notes which are not tendered in the Exchange Offer.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1995. Consummation of the Exchange Offer will not affect the Company's principal amount of outstanding indebtedness.




 (In thousands)                                                                                    June 30,
                                                                                                     1995



 Cash and equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $102,999

 Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  ---

 Long-term debt:

    10-3/4% Senior Notes Due 2005  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $125,000

    11-1/2% Senior Notes Due 1988  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      77,150
    10-7/8% Senior Notes Due 1999  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     149,749

    8-5/8% Pollution Control Bonds Due 2014  . . . . . . . . . . . . . . . . . . . . . . . . .      56,300
    Unamortized debt discount  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (407)

    Total long-term debt   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     407,792

 Redeemable preferred stock, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      15,710
 Stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     187,478

 Total capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $610,980


                           DESCRIPTION OF THE NOTES

     The Exchange Notes will be issued, and the Senior Notes were issued, under the Indenture dated June 12, 1995, between the Company and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The Notes are subject to all such terms, and prospective investors are referred to the Indenture and the Trust Indenture Act for a statement of such terms.

     The following statements are summaries of the material terms of the Notes and the Indenture and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture, a copy of which is available upon request from the Company or the Trustee and has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Certain of such defined terms are set forth below under " Certain Definitions."

General

     The Exchange Notes will bear 10-3/4% interest from and including the date such Exchange Notes are first issued under the Indenture, payable semiannually on June 1 and December 1 of each year, commencing December 1, 1995, to holders of record ("Holders") at the close of business on May 15 or November 15 immediately preceding each such interest payment date. Holders whose Senior Notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the Exchange Notes. The Notes will be due on June 1, 2005, and will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

     The interest rate on the Notes is subject to increase in certain circumstances if the Company does not meet its registration requirements with respect to the Notes. See "Senior Notes Registration Rights."

     The Notes are unsecured obligations of the Company limited to an aggregate amount of $125 million. The Notes are senior to all subordinated indebtedness of the Company and pari passu with all existing and future senior unsecured indebtedness of the Company.

Redemption

     Optional Redemption. The Notes may not be redeemed at the option of the Company prior to June 1, 2000. The Notes will be subject to redemption at any time on or after June 1, 2000, at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period beginning June 1, of the years indicated below:

          Year                          Redemption Price

          2000  . . . . . . . . .       105.3750%

          2001  . . . . . . . . .       102.6875%

          2002 and thereafter . .       100.0000%

     Selection and Notice of Redemption. In the event that less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, provided, however, that the Notes will be redeemed only in the amount of $1,000 or integral multiples thereof. Notice of redemption to the holders of Notes to be redeemed as a whole or in part shall be given by mailing notice of such redemption by first-class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption to such Holders of Notes at their last addresses as they shall appear upon the registry books. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

     Sinking Fund.  There will be no sinking fund for the Notes.

Certain Covenants

     The following is a summary of certain covenants that are contained in the Indenture. Such covenants will be applicable (unless waived or amended as permitted by the Indenture) so long as any of the Notes are outstanding.

     Limitations on Indebtedness. The Company will not, and will not permit any Subsidiary to, create, incur, assume, become liable for or guarantee the payment of (collectively, an "incurrence") any Indebtedness (including Acquired Indebtedness), other than Permitted Indebtedness, or permit any Subsidiary to issue any Preferred Stock; provided the Company may incur, and may permit any Subsidiary to incur, Indebtedness (including Acquired Indebtedness) if (a) at the time of such event and after giving effect thereto, on a pro forma basis, the ratio of Consolidated EBITDA to Consolidated Fixed Charges for the four fiscal quarters immediately preceding such event for which financial information is available consistent with the Company's prior practice, taken as one period and calculated on the assumption that such Indebtedness had been incurred on the first day of such four-quarter period and, in the case of Acquired Indebtedness, on the assumption that the related acquisition (whether by means of purchase, merger or otherwise) also had occurred on such date with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation, would have been greater than 1.75 to 1, and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness.

     Notwithstanding the foregoing, the Company will not permit any Subsidiary to incur Indebtedness (including Acquired Indebtedness) unless, at the time of the incurrence of such Indebtedness and after giving effect thereto, on a pro forma basis, without duplication, the sum of (i) the aggregate amount of Indebtedness (including Acquired Indebtedness and Permitted Indebtedness) of all Subsidiaries of the Company plus (ii) the aggregate amount of all outstanding Indebtedness secured by Liens, issued, assumed or guaranteed by the Company or any Subsidiary (excluding Indebtedness secured by Permitted Liens) plus (iii) the aggregate amount of Attributable Debt incurred by the Company or any Subsidiary in respect of sale and leaseback transactions does not at such time exceed 10% of Consolidated Net Tangible Assets.

     Limitations on Restricted Payments. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, make any Restricted Payment unless:

          (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment;

          (b) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments (the fair market value of any such Restricted Payment if other than cash as determined in good faith by the Company's Board of Directors and evidenced by a resolution of such Board) declared or made after the Issue Date does not exceed the greater of (i) $5 million or (ii) the sum of (A) 50% of the Consolidated Net Income of the Company on a cumulative basis during the period (taken as one accounting period) from and including April 1, 1993 and ending on the last day of the Company's last fiscal quarter ending prior to the date of such Restricted Payment (or in the event such Consolidated Net Income shall be a deficit, minus 100% of such deficit), plus (B) 100% of the aggregate net cash proceeds of, and the fair market value of marketable securities (as determined in good faith by the Company's Board of Directors and evidenced by a resolution of such Board) received by the Company from, the issue or sale after March 1, 1993 of Capital Stock of the Company (other than the issue or sale of (x) Disqualified Stock, (y) Capital Stock of the Company to any Subsidiary of the Company or (z) Capital Stock convertible (whether at the option of the Company or the holder thereof or upon the happening of any event) into any security other than its Capital Stock) and any Indebtedness or other securities of the Company convertible into or exercisable for Capital Stock (other than Disqualified Stock) of the Company which has been so converted or exercised, as the case may be, minus (C) $25 million in respect of the redemption of the Company's Preferred Stock, Series B, in September 1994 plus (D) $5 million; provided that, notwithstanding the foregoing,
(I) thec company shall be permitted to make Permitted Payments and (II) the Company and any Subsidiary shall be permitted to make Investments in Permitted Joint Ventures if at the time of such Investment and after giving effect thereto, on a pro forma basis, (X) the Company could incur at least $1.00 of Indebtedness (other thanPermitted Indebtedness) pursuant to clause (a) of the "Limitations on Indebtedness" covenant
(assuming for purposes of such calculation, if such Investment is made other than with borrowed funds or funds obtained from the issuance of Capital Stock specifically for the purpose of such Investment, that the Company incurred Indebtedness in an amount equal to such Investment bearing interest at the weighted average rate of interest paid by the Company on its outstanding Indebtedness during the four fiscal quarters most recently ended), (Y) the aggregate amount of Investments made pursuant to this clause
(II), less the aggregate amount of dividends, other distributions of earnings and returns of capital received by the Company from such Permitted Joint Ventures in cash, does not exceed $50 million and (Z) no Default or Event of Default shall have occurred and be continuing; and provided further that the foregoing clause (b) shall not prevent the payment of any dividend within 60 days of its declaration if such dividend could have been made on the date of its declaration without violation of the provisions of this covenant.

     Limitations on Mergers, Consolidations and Sales of Assets. The Company will not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to any Person (other than a merger with or into a Wholly Owned Subsidiary; provided that such Wholly Owned Subsidiary is not organized in a foreign jurisdiction), unless: (a) the entity formed by or surviving any such consolidation or merger (if other than the Company), or to which sale, lease, conveyance or other disposition shall have been made (the "Surviving Entity"), is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (b) the Surviving Entity assumes by supplemental indenture all of the obligations of the Company on the Notes and the Indenture; (c) immediately after the transaction, no Default or Event of Default shall have occurred and be continuing; (d) immediately after giving effect to such transaction, the Consolidated Net Worth of the Surviving Entity would be at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction; and (e) immediately after giving effect to such transaction on a pro forma basis, the Surviving Entity could incur at least $1.00 of Indebtedness (other than Permitted Indebtedness) pursuant to clause (a) of the "Limitations on Indebtedness" covenant.

     Limitations on Transactions with Affiliates. So long as any of the Notes remain outstanding, neither the Company nor any of its Subsidiaries will directly or indirectly enter into any transaction or series of related transactions involving aggregate consideration in excess of $1 million in any fiscal year with any Affiliate or holder of 5% or more of any class of Capital Stock of the Company (including any Affiliates of such holders) except for any transaction (including any loans or advances by or to any Affiliate) (i) the terms of which are fair and reasonable to the Company or such Subsidiary, as the case may be, and are at least as favorable as the terms which could be obtained by the Company or such Subsidiary, as the case may be, in a comparable transaction made on an arm's length basis with Persons who are not such a holder, an Affiliate of such holder or Affiliate of the Company and (ii) which has been approved by a majority of the Company's directors (including a majority of the Company's independent directors, if any) in the exercise of their fiduciary duties; provided that any such transaction shall be conclusively deemed to be on terms which are fair and reasonable to the Company or any of its Subsidiaries and on terms which are at least as favorable as the terms which could be obtained on an arm's length basis with Persons who are not such a holder, an Affiliate of such holder or Affiliate of the Company if such transaction is approved by a majority of the Board of Directors (including a majority of the Company's independent directors, if any). This covenant does not apply to (a) any transaction between the Company and any of its Wholly Owned Subsidiaries or between any of its Wholly Owned Subsidiaries, (b) any Restricted Payment not otherwise prohibited by the "Limitations on Restricted Payments" covenant or (c) any transaction pursuant to an agreement in existence on the date of the Indenture and included as an exhibit to the Company's Exchange Act Reports.

     Restrictions on Disposition of Assets of the Company. (a) Subject to the provisions of Section 8.1 of the Indenture, entitled "Covenant Not to Merge, Consolidate, Sell or Convey Property Except Under Certain Conditions," the Company will not, and will not permit any of its Subsidiaries to, make any Asset Disposition unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by the Company's management if the consideration is less than $200,000 or, if the consideration is greater than $200,000, as determined in good faith by the Company's Board of Directors and evidenced by a resolution of such Board; provided, that no resolution of the Board shall be required in connection with the disposition of approximately 200 contiguous acres adjacent to the Company's headquarters at 400 Three Springs Drive, Weirton, West Virginia,
(ii) not less than 75% of the consideration received by the Company (or the Subsidiary, as the case may be) is in the form of cash or Cash Equivalents and
(iii) the Net Cash Proceeds of the Asset Disposition are within 270 days, at the Company's election, (A) invested in the business or businesses of the Company as of the Issue Date or any related business, or (B) to the extent not so invested are applied (1) to make an Asset Disposition Offer to purchase the Notes (on a pro rata basis if the amount available for such repurchase is less than the outstanding principal amount of the Notes) or (2) to any other Indebtedness which is pari passu with the Notes, at a purchase price of 100% of the principal amount thereof plus accrued interest to the date of repayment. Notwithstanding the foregoing, the Company and its Subsidiaries will not be required to apply any Net Cash Proceeds in accordance with this provision except to the extent that the aggregate gross proceeds from all Asset Dispositions which are not applied in accordance with this provision exceed $25 million.

     Limitations on Liens. The Company will not, and will not permit any Subsidiary to, issue, assume or guarantee any Indebtedness secured by a Lien (other than a Permitted Lien) of or upon any Property of the Company or any Subsidiary or any shares of stock or debt of any Subsidiary which owns Property, whether such Property is owned at the date of the Indenture or thereafter acquired, without making effective provision whereby the Notes (together with, if the Company shall so determine, any other debt of the Company ranking equally with the Notes and then existing or thereafter created) shall be secured by such Lien equally and ratably with such Indebtedness, so long as such Indebtedness shall be so secured; provided that the foregoing prohibition shall not apply to (i) liens with respect to accounts receivable or inventory securing Permitted Working Capital Indebtedness or (ii) liens with respect to sale and leaseback transactions regarding the No. 9 Tandem Mill or the Foster Wheeler Steam Generating Facility.

     Notwithstanding the foregoing, and subject to the provisions of the "Limitations on Indebtedness" covenant, the Company or any Subsidiary may issue, assume or guarantee Indebtedness secured by Liens without equally and ratably securing the Notes, provided that, after giving effect thereto, without duplication, the sum of (i) the aggregate amount of all outstanding Indebtedness secured by Liens so issued, assumed or guaranteed (excluding Indebtedness secured by Permitted Liens) plus (ii) the aggregate amount of Attributable Debt incurred by the Company or any Subsidiary in respect of sale and leaseback transactions plus (iii) the aggregate amount of Indebtedness (including Acquired Indebtedness and Permitted Indebtedness) of all Subsidiaries of the Company does not at such time exceed 10% of Consolidated Net Tangible Assets.

     Limitations on Sale and Leaseback Transactions. The Company will not and will not permit any Subsidiary to enter into any sale and leaseback transaction with respect to any Property (whether now owned or hereafter acquired) unless the net proceeds of the sale or transfer of the property to be leased are at least equal to the fair market value (as determined by the Board of Directors of the Company) of such Property and unless the Company or such Subsidiary would be entitled under the "Limitations on Indebtedness" and "Limitations on Liens" covenants, without equally and ratably securing the Notes, to issue, assume or guarantee debt secured by a mortgage on such Property in an amount at least equal to the Attributable Debt in respect of such sale and leaseback transaction; provided, however, that the foregoing prohibition does not apply to leases between the Company and a Subsidiary or between Subsidiaries or to sales and leasebacks with respect to the No. 9 Tandem Mill or the Foster Wheeler Steam Generating Facility; provided, that the Company must be able to incur, in respect of such sale and leaseback transactions, debt in an amount at least equal to the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) under the "Limitations on Indebtedness" covenant.

     Limitations on Dividend and Other Payment Restrictions
Affecting Subsidiaries. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary of the Company to (a)(i) pay dividends or make any other distributions on its Capital Stock, or any other interest or participation in or measured by its profits, owned by the Company or a Subsidiary of the Company, or (ii) pay any Indebtedness owed to the Company or a Subsidiary of the Company, (b) make loans or advances to the Company or a Subsidiary of the Company or (c) transfer any of its properties or assets to the Company or a Subsidiary of the Company, except for Permitted Liens and Liens permitted under the second paragraph of the "Limitations on Liens" covenant and such other encumbrances or restrictions existing under or by reason of (i) any restrictions, with respect to a Subsidiary that is not a Subsidiary on the date of this Indenture, under any agreement in existence at the time such Subsidiary becomes a Subsidiary (unless such agreement was entered into in connection with, or in contemplation of, such entity becoming a Subsidiary on or after the date of the Indenture), (ii) any restrictions under any agreement evidencing any Acquired Indebtedness of a Subsidiary of the Company incurred pursuant to the provisions described under the "Limitations on Indebtedness" covenant; provided that such restrictions shall not restrict or encumber any assets of the Company or its Subsidiaries other than such Subsidiary, (iii) terms relating to the nonassignability of any operating lease, (iv) any encumbrance or restriction existing under any agreement that refinances or replaces the agreements containing restrictions described in clauses (i)-(iii), provided that the terms and conditions of any such restrictions are no less favorable to the holders of the Notes than those under the agreement so refinanced or replaced, or (v) any encumbrance or restriction due to applicable law.



     Change of Control Option. In the event that there shall occur a Change of Control, each Holder of Notes shall have the right, at such Holder's option, to require the Company to purchase all or any part of such Holder's Notes, on the date (the "Repurchase Date") that is 90 days after notice of the Change of Control, at 101% of the principal amount thereof, plus accrued interest to the Repurchase Date.

     On or before the thirtieth day after the Change of Control, the Company is obligated to mail, or cause to be mailed, to all Holders of record of such Notes a notice regarding the Change of Control and the repurchase right. Substantially simultaneously with mailing of the notice, the Company shall cause a copy of such notice to be published in The Wall Street Journal or another newspaper of general circulation in the Borough of Manhattan, the City of New York. To exercise a repurchase right, the holder of such Notes must deliver, at least two Business Days prior to the Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer. Such written notice from the Holder shall be irrevocable unless the rescission thereof is duly approved by the Continuing Directors (as defined herein).

     The Company will comply with all applicable tender offer rules and regulations, including Section 14(e) of the Exchange Act and the rules thereunder, if the Company is required to give a notice of right of repurchase as a result of a Change of Control.

     If a Change of Control occurred, the Company likely would not have sufficient cash resources to purchase Notes that may be tendered by Holders exercising the rights described above. In such case, the Company would have to seek additional debt or equity financing in amounts sufficient to permit such repurchase. There can be no assurance that any such financing would be available when required. Although the Company is not subject to any contractual restriction limiting its ability to repurchase Notes following a Change of Control, there can be no assurance that any such restriction will not arise in the future. The Company's outstanding indebtedness consists of the Notes, the 11-1/2% Senior Notes, the 10-7/8% Senior Notes and the City of Weirton, West Virginia 8-5/8% Pollution Control Bonds due 2014 (the "Pollution Control Bonds"). This outstanding debt may limit the Company's ability to incur additional indebtedness in amounts sufficient to fulfill the Company's obligation to repurchase Notes tendered by Holders in the event that a Change of Control occurs. Generally, the covenants applicable to the 11-1/2% Senior Notes provide limitations substantially similar to those contained in the Indenture applicable to the Notes and discussed herein in "Description of the Notes-Certain Covenants." The covenants applicable to the 10-7/8% Senior Notes and the Pollution Control Bonds are less restrictive on the Company's ability to incur additional indebtedness than the covenants described herein. Moreover, the Company is subject to certain restrictions on its ability to raise additional equity. See "Risk Factors Factors Relating to the Company Limitation on Raising Equity." The Company's failure to repurchase a Holder's Notes, in the event of a Change of Control, for a period of 60 days after the date on which the Company received written notice specifying such failure, shall create an Event of Default. Such notice is a "Notice of Default" under the Indenture and must demand that the Company remedy its failure to repurchase. The "Notice of Default" must be given by registered or certified mail, return receipt requested, to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes at the time outstanding.

     "Change of Control" means (i) any sale, lease or other transfer (in one transaction or a series of transactions) of more than 75% of the assets of the Company to any Person (other than a Wholly Owned Subsidiary of the Company);
(ii) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act, other than the 1984 ESOP, the 1989 ESOP or any other employee benefit plan of the Company) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Capital Stock of the Company representing more than 50% of the voting power of such Capital Stock; (iii) Continuing Directors cease to constitute at least a majority of the Board of Directors of the Company; or (iv) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company.


     "Continuing Director" means a director who either was a member of the Board of Directors of the Company on the date of the Indenture or who became a director of the Company subsequent to such date and whose election, or nomination for election by the Company's stockholders, was duly approved by a majority of the Continuing Directors then on the Board of Directors of the Company.

     Because the events described above could be expected to occur in connection with certain forms of takeover attempts, these provisions could deter hostile or friendly acquisitions of the Company where the person attempting the acquisition views itself as unable to finance the purchase of the principal amount of Notes which may be tendered to the Company upon occurrence of a Change of Control.

     The Company's 10-7/8% Notes, which rank pari passu with the Notes and of which approximately $149.7 million was outstanding as of June 30, 1995, contain substantially similar provisions relating to the definition of Change of Control. Such notes, however, also require a Change of Control to be accompanied by a downgrading of the Company's credit rating for the holder repurchase option to be exercised. Nevertheless, the exercise of the repurchase option by holders of the Notes, to the extent that it causes or leads to a downgrading of the Company's credit rating under the 10-7/8% Notes, could effectively trigger the repurchase option by the holders of those notes. In either event, the ability of Holders to have their Notes repurchased pursuant to the Change of Control provision effectively may be limited by the Company's financial ability to make any required repurchases at such time.

     Reports to Holders of the Notes. So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission and to the Trustee. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission, it will nonetheless continue to furnish information under Section 13 of the Exchange Act to the Trustee as if it were subject to such periodic reporting requirements so long as at least 10% of the Notes remain outstanding.

     The foregoing covenants set forth in full the protections offered holders of Notes in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders. See " Modification and Waiver" for provisions relating to the waiveability of the foregoing covenants.

Certain Definitions

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which not definition is provided.

     "Acquired Indebtedness" means Indebtedness or Preferred Stock of any Person existing at the time such Person became a Subsidiary of the Company (or such Person is merged into the Company or one of the Company's Subsidiaries) or assumed in connection with the acquisition of assets from any such Person (other than assets acquired in the ordinary course of business), excluding Indebtedness or Preferred Stock incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company.

     "Affiliate" means, when used with reference to a specified Person, any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Person specified. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

     "Asset Disposition" means, with respect to any Person, any sale, transfer, conveyance, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback or sale of shares of Capital Stock in any Subsidiary) by such Person or any of its Subsidiaries to any Person (other than to such Person or a Wholly Owned Subsidiary of such Person and other than in the ordinary course of business) of any Property. For purposes of this definition, the term "Asset Disposition" shall not include any sale, transfer, conveyance, lease or other disposition of assets and properties of the Company that is governed by the provision relating to "Limitations on Mergers, Consolidations and Sales of Assets."

     "Attributable Debt" means, with respect to any sale and leaseback transaction, at the date of determination, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended); provided, however, there shall not be deemed to be any Attributable Debt in respect of any sale and leaseback transaction if the Company or a Subsidiary would be entitled pursuant to the provisions of clauses (a) through (f) under the definition of "Permitted Liens" to issue, assume or guarantee debt secured by a mortgage upon the property involved in such transaction without equally and ratably securing the Notes. "Net rental payments" under any lease for any period means the sum of such rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amount required to be paid by such lessee (whether or not designated as rent or additional rent) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

     "Cash Equivalents" means (i) obligations issued or unconditionally guaranteed by the United States of America or any agency thereof or obligations issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, (ii) commercial paper with a maturity of 180 days or less issued by a corporation organized under the laws of any state of the United States of America or the District of Columbia and rated at least A-2 by Standard and Poor's Corporation or at least P-2 by Moody's Investors Service, Inc., (iii) time deposits with, and certificates of deposits and banker's acceptances issued by, any bank having capital surplus and undivided profits of not less than $100 million and maturing not more than 180 days from the date of creation thereof, (iv) repurchase agreements that are secured by a perfected security interest in an obligation described in clause (i) and are with any bank described in clause
(iii), and (v) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's Investors Service, Inc. or Standard and Poor's Corporation.

     "Commodity Agreement" means any option or futures contract or similar agreement or arrangement designed to protect the Company against fluctuations in commodity prices.

     "Consolidated EBITDA" means, for any period, on a consolidated basis for the Company and its Subsidiaries, the sum for such period of (a) Consolidated Net Income, (b) income taxes (other than income taxes positive or negative attributable to extraordinary and non-recurring gains or losses on asset sales) with respect to such period, determined in accordance with GAAP, (c) net interest expense for such period, determined in accordance with GAAP, (d) depreciation and amortization expenses (including, without duplication, amortization of debt discount and debt issue costs), determined in accordance with GAAP and (e) other non-cash items reducing Net Income, minus non-cash items increasing Net Income, determined in accordance with GAAP.

     "Consolidated Fixed Charges" means, for any period, the sum of (a) the net interest expense of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP and (b) interest incurred during the period and capitalized by the Company in accordance with GAAP.

     "Consolidated Net Income" of the Company for any period means (i) the Net Income (or loss) of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from this clause (i): (a) the Net Income of any Person other than a Consolidated Subsidiary in which the Company or any of its Consolidated Subsidiaries has a joint interest with a third party except to the extent of the amount of dividends or distributions actually paid in cash to the Company or a Consolidated Subsidiary during such period, (b) the Net Income of any other Person accrued prior to the date it becomes a Subsidiary with respect to which Consolidated Net Income is calculated, or is merged into or consolidated with such Person or any of its Subsidiaries or that Person's assets are acquired by such Person or any of its Subsidiaries, (c) the Net Income (but only if positive) of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary to such Person or to any other Subsidiary of such Net Income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary, and (d) without duplication, any gains or losses attributable to the sale, lease, conveyance or other disposition of assets (including without limitation Capital Stock of any Subsidiary of such Person), whether owned on the date of issuance of the Notes or thereafter acquired, in one or more related transactions outside the ordinary course of business, (e) any non-cash charge reducing Net Income resulting from the adoption by the Company of Statement of Financial Accounting Standards No. 106 of the Financial Accounting Standards Board and
(f) any non-cash charge reducing Net Income required by Statement of Financial Accounting Standards No. 5 of the Financial Accounting Standards Board which relates to increased pension or retirement costs resulting from the implementation of the Company's Efficiency Program less (ii) the aggregate amount of net cash payments made during the period by the Company or any Subsidiary not reflected in Net Income during such period which relate to the increased pension and retirement costs of the Company resulting from the implementation of the Company's Efficiency Program.

     "Consolidated Net Tangible Assets" means, as of any particular time, the total assets of the Company and its Consolidated Subsidiaries, as shown on the audited consolidated balance sheet contained in the latest annual report to stockholders of the Company after deducting therefrom:

          (a) all current liabilities excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed and excluding current maturities of long-term indebtedness;

          (b) deferred income taxes and deferred pension liabilities to the extent the related intangible asset, if any, is not otherwise deducted in calculating Consolidated Net Tangible Assets, deferred income taxes resulting from the adoption by the Company of Statement 106 of the Financial Accounting Standards Board and deferred income taxes resulting from the implementation of the Company's Efficiency Program;

          (c) all reserves, including, without limitation, reserves for liabilities, fixed or contingent, depreciation, amortization, obsolescence, depletion, insurance and inventory valuation (but excluding contingency reserves not allocated for any particular purpose) carried by such corporation or other person and not deducted in computing such total assets;

          (d) any prepaid expenses, deferred charges or unamortized debt discount and expense;

          (e)  minority interests in Subsidiaries, if any;

          (f) any write-up in the book value of any asset resulting from a revaluation thereof subsequent to December 31, 1994 (other than a write-up of any assets constituting part of the assets and business of another corporation made in connection with the acquisition, direct or indirect, of the assets and business of such other corporation);

          (g) the amount, if any, at which any stock of the Company appears upon the asset side of such balance sheet; and

          (h) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as shown in such consolidated balance sheet;

plus an amount equal to Attributable Debt in respect of any sale and leaseback transactions not capitalized on such balance sheet.

     "Consolidated Net Worth" means, with respect to any Person engaged in a merger, consolidation or sale of assets, the consolidated stockholder's equity of such Person and its Subsidiaries, as determined in accordance with GAAP but excluding the effect of the adoption by such Person of Statement of Financial Accounting Standards No. 106 of the Financial Accounting Standards Board and excluding any restructuring charges taken by such Person in connection with such merger, consolidation or sale of assets.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company against fluctuations in currency values.

     "Disqualified Stock" means any Capital Stock (i) that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes or (ii) upon which the Company or any of its Subsidiaries has a contractual obligation to compensate the holder thereof for losses incurred upon the sale or other disposition thereof; provided that any portion or series of such Capital Stock which by its terms, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund or otherwise, no earlier than the day following the maturity date of the Notes shall not constitute Disqualified Stock; and provided further, that any Capital Stock which would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change in control occurring on or prior to the maturity date of the Notes shall not constitute Disqualified Stock if (i) the change in control provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions of the "Change of Control Option" and (ii) such Capital Stock specifically provides that the Company will not repurchase or redeem any such stock pursuant to such provisions prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the provisions of the "Change of Control Option."

     "Efficiency Program" means the program announced by the Company in July 1992 involving manpower reductions to be achieved over a five year period.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the Issue Date.

     "Indebtedness" means, without duplication, (i) any liability of any entity (A) for borrowed money, or under any reimbursement obligation relating to a letter of credit, (B) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind or with services incurred in connection with capital expenditures, or (C) in respect of capitalized lease obligations, (ii) any liability of others described in the preceding clause (i) that the entity has guaranteed or that is otherwise its legal liability, (iii) to the extent not otherwise included, obligations under Currency Agreements, Commodity Agreements or Interest Protection Agreements, (iv) all Disqualified Stock valued at the greatest amount payable in respect thereof on a liquidation (whether voluntary or involuntary) plus accrued and unpaid dividends, and (v) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i)-(iv) above, provided that Indebtedness shall not include accounts payable (including, without limitation, accounts payable to the Company by any Subsidiary or to any such Subsidiary by the Company or any other Subsidiary, in each case, in accordance with customary industry practice) or liabilities to trade creditors of any entity arising in the ordinary course of business.

     "Interest Protection Agreement" of any Person means any interest rate swap agreement, interest rate collar agreement, option or future contract or other similar agreement or arrangement designed to protect such Person or any of its Subsidiaries against fluctuations in interest rates.

     "Investments" of any Person means (i) all investments by such Person in any other Person in the form of loans, advances or capital contributions, (ii) all guarantees of Indebtedness or other obligations of any other Person by such Person, (iii) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Capital Stock or other securities of any other Person and (iv) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

     "Issue Date" means June 12, 1995, the date on which the Notes are originally issued under the Indenture.

     "Lien" means, with respect to any Property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such Property. For purposes of this definition, the Company shall be deemed to own subject to a Lien any Property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

     "Net Cash Proceeds" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or otherwise (including any cash received upon sale or disposition of such note or receivable), but only as and when received), excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the Property disposed of in such Asset Disposition or received in any other non-cash form unless and until such non-cash consideration is converted into cash therefrom, in each case, net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP as a consequence of such Asset Disposition, and in each case net of a reasonable reserve for the after-tax cost of any indemnification payments (fixed and contingent) attributable to seller's indemnities to the purchaser undertaken by the Company or any of its Subsidiaries in connection with such Asset Disposition (but excluding any payments, which by the terms of the indemnities will not, under any circumstances, be made during the term of the Notes), and net of all payments made on any Indebtedness which is secured by such Property, in accordance with the terms of any Lien upon or with respect to such Property or which must by its terms or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all distributions and other payment made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition.

     "Net Income" of any Person for any period means the consolidated net income or loss, as the case may be, of such Person and its Subsidiaries for such period determined in accordance with GAAP; provided that there shall be excluded all extraordinary gains or losses net of respective tax effects (less, without duplication, all fees and expenses relating thereto).

     "Permitted Indebtedness" means (i) Indebtedness of the Company and its Subsidiaries outstanding immediately following the issuance of the Senior
Notes and the application of the proceeds of the Senior Notes in the manner set forth under "Use of Proceeds" in the Offering Memorandum relating to the Senior Notes (as of the date of the consummation of the Exchange Offer, the Company had $407.8 million of outstanding Indebtedness), including Indebtedness of the Company's 1989 ESOP guaranteed by the Company even if acquired by the Company; (ii) the Notes; (iii) Indebtedness in respect of obligations of the Company to the Trustee under this Indenture; (iv) Permitted Working Capital indebtedness; (v) intercompany debt obligations (including intercompany notes) of the Company and each of its Subsidiaries; provided, however, that the obligations of the Company to any of its Subsidiaries with respect to such Indebtedness shall be subject to a subordination agreement between the Company and its Subsidiaries providing for the subordination of such obligations in right of payment from and after such time as all Notes issued and outstanding shall become due and payable (whether at stated maturity, by acceleration or otherwise) to the payment and performance of the Company's obligations under the Indenture and the Notes; provided further, that any Indebtedness of the Company or any Subsidiary owed to any other Subsidiary that ceases to be a Subsidiary shall be deemed to be incurred and shall be treated as an incurrence for purposes of the covenant described under "Limitations on Indebtedness," at the time the Subsidiary in question ceased to be a Subsidiary; (vi) Indebtedness of the Company under any Currency Agreements, Commodity Agreements or Interest Protection Agreements; (vii) additional Indebtedness of the Company or its Subsidiaries the aggregate principal amount of which does not exceed $100 million; and (viii) any renewals, extensions, substitutions, refundings, refinancings or replacements of any Indebtedness described in each of the foregoing clauses (i)-(vii) (collectively, "Refinancing Indebtedness"); provided that (A) the original issue amount of the Refinancing Indebtedness shall not exceed the maximum principal amount (following the date of the Indenture and the application of the net proceeds of the Notes in accordance with the manner described under "Use of Proceeds" in the Indenture) and accrued interest of this Indebtedness to be repaid (or if such Indebtedness was issued at an original issue discount, the original issue price plus amortization of the original issue discount at the time of the incurrence of the Refinancing Indebtedness less the amount of any prepayments on or prior to the date of the Indenture and any prepayments made applying the net proceeds of the Notes), plus the reasonable fees and expenses directly incurred in connection with such Refinancing Indebtedness, (B) Refinancing Indebtedness incurred by any Subsidiary shall not be used to repay or refund outstanding Indebtedness of the Company or any other Subsidiary, and
(C) with respect to any Refinancing Indebtedness that refinances Indebtedness ranking junior in right of payment to the Notes, (1) the Refinancing Indebtedness does not require any principal payments prior to the maturity of the Notes and has an average weighted life that is equal to or greater than the average weighted life of the Notes and (2) the Refinancing Indebtedness is subordinated to the Notes to the same or greater extent and on substantially the same terms or terms more favorable to the holder of the Notes.

     "Permitted Joint Venture" means the interest of the Company in any corporation, association or other business entity of which 50% or less, but not less than 10%, of the total Voting Stock or other interest is at the time owned or controlled, directly or indirectly, by the Company or one or more of its Subsidiaries or a combination thereof, provided that such corporation, association or entity is engaged in the business or businesses of the Company or any related business.

     "Permitted Liens" means (a) Liens on Property of, or any shares of stock of or debt of, any corporation existing at the time such corporation becomes a Subsidiary or at the time such corporation is merged into the Company or a Subsidiary, (b) Liens in favor of the Company or any Subsidiary, (c) Liens in favor of governmental bodies to secure progress or advance payments, (d) Liens securing industrial revenue or pollution control bonds, (e) Liens upon the accounts receivable and related intangibles and inventory of the Company or any Subsidiary securing Permitted Working Capital Indebtedness of the Company or such Subsidiary, (f) statutory Liens or landlords' and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor or (g) any extensions, renewals or replacements of Liens referred to in clauses (a) through (f) above.

     "Permitted Payments" means, with respect to the Company or any of its Subsidiaries, (i) any dividend on shares of Capital Stock payable solely in shares of Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock); (ii) any dividend or other distribution with respect to Capital Stock payable to the Company by any of its Subsidiaries or by a Subsidiary to another Subsidiary; and (iii) payments made by the Company in satisfaction of any put obligation imposed on the Company by Section 409 of the Internal Revenue Code of 1986, as amended, and any successor provision, relating to shares of the Company's Preferred Stock, Series A, authorized and issued on or before the Issue Date and held in the Company's 1989 ESOP.

     "Person" means any individual, corporation, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" of any Person means all Capital Stock of such Person which has a preference in liquidation or a preference with respect to the payment of dividends.

     "Prohibited Investment" means, with respect to any Person, any Investment by such Person in any Person that is not a Subsidiary of such Person, other than (i) an Investment in Cash Equivalents, (ii) to the extent not included in clause (i), (a) negotiable instruments held for collection, (b) outstanding travel, moving or other similar advances to officers, employees and consultants of such Person, (c) lease or utility deposits or other similar deposits or (d) Capital Stock, debt obligations or similar securities received in settlement of debts owed to such Person or its Subsidiaries as a result of the foreclosure, perfection or enforcement of any Liens by such Person or any of its Subsidiaries, but, in each case, only to the extent such Investments are made in the ordinary course of business, and (iii) sales of goods on trade credit terms consistent with the past practices of such Person or otherwise consistent with trade credit terms in common use in the industry.

     "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

     "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution on Capital Stock of the Company or any Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Subsidiary of the Company (other than (x) dividends or distributions payable solely in Capital Stock (other than

Disqualified Stock) and (y) in the case of Subsidiaries of the Company, dividends or distributions payable to the Company or to a Subsidiary of the Company); (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock, or any option, warrant, or other right to acquire shares of Capital Stock, of the Company or any of its Subsidiaries; (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Notes; (iv) the making of any Prohibited Investment or guarantee of any Prohibited Investment in any Person and (v) the making of any payment to a holder of Capital Stock of the Company to reimburse such holder for losses incurred by such holder upon the disposition of such Capital Stock by such holder.

     "Subsidiary" means, with respect of any Person, any corporation or other entity of which a majority of the Capital Stock or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

     "Wholly Owned Subsidiary" means, at any time, a Subsidiary all of the Capital Stock of which (except directors' qualifying shares) are at the time owned directly or indirectly by the Company.

Events of Default and Notice Thereof

     The term "Event of Default" when used in the Indenture means any one of the following: (i) failure of the Company to pay interest for 30 days or principal when due; (ii) failure of the Company to perform any other covenant in the Indenture for 60 days after notice from the Trustee or the Holders of 25% in principal amount of the Notes outstanding; (iii) acceleration of the maturity of other indebtedness of the Company in excess of $25 million which acceleration is not rescinded or annulled, or which indebtedness is not discharged, within 10 days after notice; and (iv) certain events of bankruptcy, insolvency or reorganization of the Company.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of any Default (the term "Default" to include the events specified above without grace or notice) known to it, give to the Holders of Notes notice of such Default; provided that, except in the case of a Default in the payment of principal of or interest on any of the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of Notes. The Indenture requires the Company to certify to the Trustee annually as to whether any Default occurred during such year.

     In case an Event of Default shall occur and be continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by the holders of Notes), may declare all unpaid principal and accrued interest on the Notes then outstanding to be due and payable immediately.
Such acceleration may be annulled and past Defaults (except, unless theretofore cured, a Default in payment of principal of or interest on the Notes) may be waived by the Holders of a majority in principal amount of the Notes then outstanding, upon the conditions provided in the Indenture.

     The Indenture provides that no Holder of a Note may pursue any remedy under the Indenture unless the Trustee shall have failed to act after notice of an Event of Default and request by Holders of at least 25% in principal amount of the Notes and the offer to the Trustee of indemnity satisfactory to it; provided, however, that such provision does not affect the right to sue for enforcement of any overdue payment on the Notes.

Modification and Waiver

     Modification and amendment of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in principal amount of the outstanding Notes, provided that no such modification or amendment may, without the consent of the Holder of each Note affected thereby, (i) reduce the rate, or change the time or place for payment, of interest on any Note, or reduce any amount payable on the redemption hereof,
(ii) reduce the principal, or change the fixed maturity or place of payment, of any Note, (iii) change the currency of payment of principal of or interest on any Note, (iv) reduce the principal amount of outstanding Notes necessary to modify or amend the Indenture, (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Note or (vi) modify any of the foregoing provisions or reduce the principal amount of outstanding Notes necessary to waive any covenant or past Default. Holders of not less than a majority in principal amount of the outstanding Notes may waive certain past Defaults. See "Events of Default and Notice Thereof."

Satisfaction and Discharge of Indenture

     The Indenture will be discharged upon payment in full of all the Notes outstanding thereunder, or upon the deposit with the Trustee, in trust, of cash and/or direct obligations of the United States of America backed by its full faith and credit which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay principal of, and each installment of interest on, the Notes, on the stated maturity of such payments in accordance with the terms of the Indenture and the Notes. In the case of any such deposit, certain of the Company's obligations under the Indenture, including the obligation to pay the principal of and any interest on such Notes, shall continue until the Notes are paid in full. The Company will be entitled to make such deposit if the Company has delivered to the Trustee (i)(A) a ruling directed to the Trustee from the Internal Revenue Service to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, or (B) an opinion of counsel (who may be an employee of or counsel for the Company), reasonably satisfactory to the Trustee, to the same effect as clause (i)(A) above accompanied by a ruling to the same effect published by the Internal Revenue Service, and (ii) an opinion of counsel (who may be an employee of or counsel for the Company), reasonably satisfactory to the Trustee, to the effect that, after the passage of 90 days following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

Concerning the Trustee

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined in Section 310(b) of the Trust Indenture Act), it must eliminate such conflict or resign.

     The Holders of a majority in principal amount of all outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the Trustee, provided that such direction does not conflict with any rule of law or with the Indenture.

     In case an Event of Default shall occur (and shall not be cured or waived), the Trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

Book-entry; Delivery and Form

     The certificates representing the Exchange Notes will be issued in fully registered form and may, if agreed by the Company and the Holder, be issued in the form of a permanent global certificate in fully registered form (the "Global Note") and will be deposited with the Trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC.

     Global Note. The Company expects that upon the issuance of the Global Note, DTC or its custodian will credit, on its book-entry registration and transfer system, the respective principal amount of Exchange Notes of the individual beneficial interests represented by such Global Note to the accounts of Persons who have accounts with such depositary. Such accounts initially will be designated by or on behalf of the Initial Purchaser. Ownership of beneficial interests in the Global Note will be limited to Persons who have accounts with DTC ("participants") or Persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of Persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Note for all purposes under the Indenture and the Exchange Notes. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, premium (if any) and interest on, the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the record relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any record relating to such beneficial ownership interest.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     The Company expects that transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds. If a holder requires physical delivery of a Certificated Note for any reason, including to sell Senior Notes to Persons in states which require physical delivery of such Senior Notes or to pledge such Senior Notes, such holder must transfer its interest in the Global Note in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.



     DTC has advised the Company that it will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Note is credited and only in respect of such portion of the aggregate principal amount of Exchange Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Exchange Notes or the Indenture, DTC will exchange the Global Note for Exchange Notes in definitive form, which it will distribute to its participants.

     To the Company's knowledge, DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers (including the Initial Purchaser), banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC customarily agrees to the foregoing procedures in order to facilitate transfers of interests in global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Securities. If DTC is at any time unwilling or unable to continue as a depositary for the Global Note and a successor depositary is not appointed by the Company within 90 days, Exchange Notes in definitive form will be issued in exchange for the Global Note.

Governing Law

     The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York.

                       SENIOR NOTES REGISTRATION RIGHTS

     The Company and Lazard entered into the Registration Rights Agreement dated June 12, 1995 pursuant to which the Company agreed, for the benefit of the holders of the Senior Notes, at the Company's cost, (i) within 45 days after the Issue Date, file this Exchange Offer Registration Statement pursuant to which the Senior Notes will be exchanged for the Exchange Notes, which will have the same terms as the Senior Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions), and (ii) cause this Exchange Offer Registration Statement to be declared effective under the Securities Act within 135 days after the Issue Date. Upon this Exchange Offer Registration Statement being declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Senior Notes. The Company agreed to keep the Exchange Offer open for 20 business days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Senior Notes. For each Senior Note surrendered to the Company pursuant to the Exchange Offer, the holder of such Senior Note will receive an Exchange Note having a principal amount equal to that of the surrendered Senior Note. Interest on each Exchange Note will accrue from (A) the later of (i) the last interest payment date on which interest was paid on the Senior Note surrendered in exchange therefor, or (ii) if the Senior Note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or
(B) if no interest has been paid on the Senior Note, from the date of original issuance. See "The Exchange Offer."

     In the event that (i) the Company determines in reasonably good faith that (x) any changes in the law or the applicable interpretations of the Staff of the Commission do not permit the Company to effect the Exchange Offer, or
(y) that the Exchange Notes would not be tradeable upon receipt by the Holders that participate in the Exchange Offer without restriction under state and federal securities laws (other than due solely to the status of a Holder as an Affiliate of the Company), (ii) the Exchange Offer is not consummated within 165 days of the Issue Date (iii) in certain circumstances, certain holders of unregistered Exchange Notes so request within 135 days after the consummation of the Exchange Offer or (iv) in the case of any holder of Senior Notes that participates in the Exchange Offer, such holder of Senior Notes does not receive Exchange Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder of Senior Notes as an affiliate of the Company) and so notifies the Company within 60 days after such holder of Senior Notes first becomes aware of such restriction and provides the Company with a reasonable basis for its conclusion, in the case of each of clauses (i)-(iv) of this sentence, then the Company will promptly deliver to the holders of Senior Notes and the Trustee written notice thereof and, at its cost, (a) as promptly as practicable, file the Shelf Registration Statement, (b) use all reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act by the 165th day after the Issue Date and (c) use all reasonable efforts to keep the Shelf Registration Statement effective until three years after its effective date, or such shorter period ending when (i) all Senior Notes covered by the Shelf Registration Statement have been sold in the manner set forth and as contemplated therein or (ii) a subsequent Shelf Registration Statement covering all unregistered Senior Notes has been declared effective under the Securities Act. The Company will, in the event of the filing of a Shelf Registration Statement, provide to each holder of the Senior Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Senior Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Senior Notes. A holder of Senior Notes that sells such Senior Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each holder of the Senior Notes will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have its Senior Notes included in the Shelf Registration Statement and to benefit from the provisions regarding liquidated damages set forth in the following paragraph.

     In the event that either (i) the Exchange Offer Registration Statement is not filed with the Commission on or prior to the 45th calendar day following the Issue Date, (ii) the Exchange Offer Registration Statement is not declared effective on or prior to the 135th calendar day following the Issue Date or
(iii) the Exchange Offer is not consummated or the Shelf Registration Statement is not declared effective on or prior to the 165th calendar day following the Issue Date or the Shelf Registration Statement ceases to be effective (each such event referred to in clauses (i) through (iii), a "Registration Default"), the Company will pay increased cash interest to each holder of the Senior Notes during the period following the occurrence of such Registration Default in an amount equal to 0.50% per annum until the Registration Statement is filed, the Exchange Offer Registration Statement is declared effective, the Exchange Offer is consummated or the Shelf Registration Statement is declared effective or again becomes effective, as the case may be. All accrued cash interest shall be paid to record holders of the Senior Notes by wire transfer of immediately available funds or by federal funds check by the Company on each interest payment date. Upon (x) the filing of the Exchange Offer Registration Statement in the case of clause (i) above,
(y) the effectiveness of the Exchange Offer Registration Statement in the case of clause (ii) above or (z) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, in the case of clause (iii) above, and provided that none of the conditions set forth in clauses (i), (ii) and (iii) above continues to exist, such additional interest shall cease to accrue on the Senior Notes from the date of such filing, effectiveness or consummation.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                             PLAN OF DISTRIBUTION

     Based on interpretations by the Staff set forth in no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for the Senior Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an Affiliate of the Company, (ii) a broker-dealer who acquired Senior Notes directly from the Company or (iii) a broker-dealer who acquired Senior Notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes; provided that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resales of such Exchange Notes. To date, the Staff has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the Exchange Offer (other than a resale of an unsold allotment from the sale of the Senior Notes to Lazard, the initial purchaser, or a Participating Broker-Dealer who acquires Exchange Notes directly from the Company other than as a result of market-making activity or ordinary trading activities) with the prospectus contained in the Exchange Offer Registration Statement. Pursuant to the Registration Rights Agreement, the Company has agreed to permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this Prospectus in connection with the resale of such Exchange Notes. The Company has agreed that, for a period of 120 days after the Exchange Date, it will make this Prospectus, and any amendment or supplement to this Prospectus, available to any broker-dealer that requests such documents in the Letter of Transmittal. However, Participating Broker-Dealers who acquired Notes directly from the Company other than as a result of market-making activities or ordinary trading activities may not fulfill their Prospectus delivery requirements with this Prospectus, but must comply with the registration and prospectus delivery requirements of the Securities Act.

     Each holder of the Senior Notes who wishes to exchange its Senior Notes for Exchange Notes in the Exchange Offer will be required to make certain representations to the Company as set forth in "The Exchange Offer Terms and Conditions of the Letter of Transmittal." In addition, each holder who is a broker-dealer and who receives Exchange Notes for its own account in exchange for Senior Notes that were acquired by it as a result of market-making activities or other trading activities, will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such Exchange Notes.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Company has agreed to pay all expenses incidental to the Exchange Offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Exchange Notes will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus and Registration Statement by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1994 has been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                           WEIRTON STEEL CORPORATION


     All tendered Senior Notes, executed Letters of Transmittal, and other related documents should be directed to the Exchange Agent. Requests for assistance and for additional copies of the Prospectus, the Letter of Transmittal and other related documents should be directed to the Exchange Agent.

                              The Exchange Agent
                           for the Exchange Offer is

                             BANKERS TRUST COMPANY

                                 By Facsimile:
                                (212) 250-6275
                                (212) 250-3290

                             Confirm By Telephone:
                                (212) 250-6270

                                   By Mail:
                             Bankers Trust Company
                       Corporate Trust and Agency Group
                             Reorganization Dept.
                                 P.O. Box 1458
                             Church Street Station
                         New York, New York 10008-1458

                          By Hand/Overnight Delivery:
                             Bankers Trust Company
                       Corporate Trust and Agency Group
                           Receipt & Delivery Window
                       123 Washington Street, 1st Floor
                           New York, New York 10006

PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

     The Company, which is a Delaware corporation, is empowered by the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Certificate of Incorporation and By-Laws of the Company provide for indemnification of the directors and officers of such entities to the full extent permitted by the Delaware General Corporation Law.

     Article Twelve of the Company's Certificate of Incorporation provides as follows:

     "TWELFTH. No director of the Corporation shall be personally liable to the Corporation or to any stockholder for monetary damages for a breach of fiduciary duty as a director, except liability (i) for any breach of a director's duty of loyalty to the Corporation or to its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful purchases by the Corporation of its capital stock pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which a director receives an improper personal benefit, except to the extent any such liability is subsequently authorized by the law of Delaware to be reduced or eliminated. No amendment to or repeal of any of the provisions of this Article TWELFTH shall eliminate or reduce the effect of this Article TWELFTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article TWELFTH would accrue or arise, prior to such amendment or repeal of an inconsistent provision."

     Article IX of the Company's By-Laws provides as follows:

     Section 1. Each current or former director, officer, employee or agent of the Corporation, or any person who may have served at its request as a director or officer of another corporation in which it owns stock or of which it is a creditor (or in a comparable position in another form of entity in which the Corporation owns an equity interest or with which it is a joint venturer or of which it is a creditor), and such person's heirs, executors, and administrators (each, an "Indemnitee"), shall be indemnified by the Corporation against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), to which he or she may be made a party by reason of any alleged acts or omissions in such capacity if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

     Section 2. Each Indemnitee shall be indemnified by the Corporation against all expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of any alleged acts or omissions in such capacity if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 3. Expenses incurred by an Indemnitee in defending any civil or criminal action may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation.

     Section 4. The foregoing rights of indemnification and advancement of expenses shall be in addition to and not exclusive of any and all other rights to which such Indemnitee might be entitled as a matter of law.

     The Company maintains an insurance policy provided for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

Item 21.  Exhibits and Financial Statement Schedules.

(a)  Exhibits:

3.1  Restated Certificate of Incorporation of the Company.(a)

3.2 Certificate of Amendment to Restated Certificate of Incorporation of the Company.(d)

3.3  By-laws of the Company.(a)

3.4  Amendment to By-laws of the Company.(d)

3.5 Certificate of the Designation, Powers, Preferences and Rights of the Convertible Voting Preferred Stock, Series A.(b)

4.1 Indenture dated October 17, 1989 between the Company and First Bank (N.A.), as trustee, relating to the Company's 10-7/8% Senior Notes Due 1999, including form of Note.(b)

4.2 Indenture dated March 1, 1993 between the Company and Bankers Trust Company, as trustee, relating to the Company's 11-1/2% Senior Notes Due 1998, including form of Note.(j)

4.3 First Supplemental Indenture relating to the Company's 11-1/2% Senior Notes due 1998, dated July 25, 1995.*

4.4 Indenture, dated as of June 12, 1995, between the Company and Bankers Trust Company, as trustee, relating to $125,000,000 principal amount of 10-3/4% Senior Notes due 2005, including form of Senior Note.*

4.5 Registration Rights Agreement, dated as of June 12, 1995, between the Company and Lazard Freres & Co. LLC.*

5    Opinion of Willkie Farr & Gallagher.

10.1 Pellet Sale Agreement dated June 25, 1991, between USX Corporation and the Company.(k)

10.2 1984 Employee Stock Ownership Plan, as amended and restated.(b)

10.3 1989 Employee Stock Ownership Plan.(b)

10.4 1987 Stock Option Plan.(a)

10.5 Employment Agreement between Herbert Elish and the Company dated as of July 1, 1990.(g)

10.6 Employment Agreement between James B. Bruhn and the Company.(a)

10.7 Employment Agreement between Thomas W. Evans and the Company dated April 21, 1987.(d)

10.8 Employment Agreement between Richard K. Riederer and the Company.(a)

10.9 Amendment dated July 19, 1993 to the Employment Agreement dated April 21, 1987 between Thomas W. Evans and the Company.(i)

10.10 Redacted Pellet Sale and Purchase Agreement dated as of September 30, 1991 between Cleveland-Cliffs Iron Company and the Company.(f)

10.11 Deferred Compensation Plan for Directors effective as of January 1, 1991, for all directors who are not officers or other employees of the Company.(g)

10.12 Coke Sale Agreement dated January 1, 1993 and signed July 13, 1993 between the Company and USX Corporation.(h)

10.13 Employment Agreement between Craig T. Costello and the Company dated July 20, 1993.(i)

10.14 Employment Agreement between William R. Kiefer and the Company dated July 21, 1993.(i)

10.15 Employment Agreement between John H. Walker and the Company dated July 21, 1993.(i)

10.16 Employment Agreement between Narendra M. Pathipati and the Company dated December 16, 1993.(i)

10.17 Employment Agreement between Mac S. White and the Company dated July 28, 1993.(i)

10.18 Amendment dated August 5, 1993 to the Employment Agreement dated July 1, 1990 between Herbert Elish and the Company.(i)

10.19 Amendment dated July 19, 1993 to the Employment Agreement dated June 8, 1987 between David M. Gould and the Company.(i)

10.20 Amendment dated July 21, 1993 to the Employment Agreement dated June 8, 1987 between William C. Brenneisen and the Company. (i)

12   Statement Regarding Computation of Ratio of Earnings to Fixed Charges.*

21   Subsidiary of the Registrant.*

23.1 Consent of Arthur Andersen LLP, independent public accountants.

23.2 Consent of Willkie Farr & Gallagher (included within Exhibit 5).

24   Powers of Attorney (included on Signature Page).*

25   Statement on Form T-1 of Eligibility of Trustee.

99.1 Form of Letter of Transmittal.

99.2 Form of Notice of Guaranteed Delivery.

99.3 Form of Letter to Clients.

99.4 Form of Letter to Nominees.


____________________________

*    Previously filed.

(a) Incorporated herein by reference to the Company's Registration Statement on Form S-1, filed May 3, 1989, Commission File No. 33-28515.

(b) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, filed March 27, 1990, Commission File No. 1-10244.

(c) Incorporated herein by reference to the Company's Current Report on Form 10-Q for the quarter ended June 30, 1995, Commission File No. 1-10244.

(d) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed March 30, 1995, Commission File No. 1-10244.

(e) Incorporated herein by reference to the Company's Current Report on Form 8-K, filed October 9, 1991, Commission File No. 1-10244.

(f) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992, filed August 14, 1992, Commission File No. 1-10244.

(g) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, filed April 1, 1991, Commission File No. 1-10244.

(h) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, filed August 13, 1993, Commission File No. 1-10244.

(i) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, filed March 30, 1994, Commission File No. 1-10244.

(j) Incorporated herein by reference to Amendment No. 2 to the Company's Registration Statement on Form S-2, filed February 9, 1993, Commission No. 33-53476.

(k) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, filed March 27, 1992, Commission File No. 1-10244.


(b)  Financial Statement Schedules:

     Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

Item 22.  Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to the provisions, described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the option of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this Prospectus pursuant to
Item 4, 10(b), 11 or 13 of Form S-4 of the Securities Act, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Weirton, State of West Virginia, on October 6, 1995.

                                        WEIRTON STEEL CORPORATION


                                        /s/ Herbert Elish
                                        By:     Herbert Elish
                                        Title:  Chairman of the Board and
                                                 Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



 Signature                                                         Title                                         Date


 /s/ Herbert Elish                       Chairman of the Board and Chief Executive Officer                 October 6, 1995
 Herbert Elish                           (Principal Executive Officer)
 /s/ Richard K. Riederer                 President and Chief Operating Officer                             October 6, 1995
 Richard K. Riederer

 /s/ Earl E. Davis, Jr.                  Chief Financial Officer (Principal Financial Officer and          October 6, 1995
 Earl E. Davis, Jr.                      Principal Accounting Officer)
           *                                                      Director                                 October 6, 1995
 Michael Bozic

           *                                                      Director                                 October 6, 1995
 James B. Bruhn

           *                                                      Director                                 October 6, 1995
 Robert J. D'Anniballe, Jr.
           *                                                      Director                                 October 6, 1995
 Mark G. Glyptis

           *                                                      Director                                 October 6, 1995
 Phillip A. Karber
           *                                                      Director                                 October 6, 1995
 Joseph J. Nowak

           *                                                      Director                                 October 6, 1995
 Robert S. Reitman












           *                                                      Director                                 October 6, 1995
 Richard F. Schubert
           *                                                      Director                                 October 6, 1995
 Thomas R. Sturges

           *                                                      Director                                 October 6, 1995
 David I. J. Wang

           *                                                      Director                                 October 6, 1995
 Ronald C. Whitaker





*By:  /s/ Richard K. Riederer
      Richard K. Riederer
      Attorney-in-Fact

                                 EXHIBIT INDEX


3.1  Restated Certificate of Incorporation of the Company.(a)

3.2 Certificate of Amendment to Restated Certificate of Incorporation of the Company.(d)

3.3  By-laws of the Company.(a)

3.4  Amendment to By-laws of the Company.(d)

3.5 Certificate of the Designation, Powers, Preferences and Rights of the Convertible Voting Preferred Stock, Series A.(b)

4.1 Indenture dated October 17, 1989 between the Company and First Bank (N.A.), as trustee, relating to the Company's 10-7/8% Senior Notes Due 1999, including form of Note.(b)

4.2 Indenture dated March 1, 1993 between the Company and Bankers Trust Company, as trustee, relating to the Company's 11-1/2% Senior Notes Due 1998, including form of Note.(j)

4.3 First Supplemental Indenture relating to the Company's 11-1/2% Senior Notes due 1998, dated July 25, 1995.*

4.4 Indenture, dated as of June 12, 1995, between the Company and Bankers Trust Company, as trustee, relating to $125,000,000 principal amount of 10-3/4% Senior Notes due 2005, including form of Senior Note.*

4.5 Registration Rights Agreement, dated as of June 12, 1995, between the Company and Lazard Freres & Co. LLC.*

5    Opinion of Willkie Farr & Gallagher.

10.1 Pellet Sale Agreement dated June 25, 1991, between USX Corporation and the Company.(k)

10.2 1984 Employee Stock Ownership Plan, as amended and restated.(b)

10.3 1989 Employee Stock Ownership Plan.(b)

10.4 1987 Stock Option Plan.(a)

10.5 Employment Agreement between Herbert Elish and the Company dated as of July 1, 1990.(g)

10.6 Employment Agreement between James B. Bruhn and the Company.(a)

10.7 Employment Agreement between Thomas W. Evans and the Company dated April 21, 1987.(d)

10.8 Employment Agreement between Richard K. Riederer and the Company.(a)

10.9 Amendment dated July 19, 1993 to the Employment Agreement dated April 21, 1987 between Thomas W. Evans and the Company.(i)

10.10 Redacted Pellet Sale and Purchase Agreement dated as of September 30, 1991 between Cleveland-Cliffs Iron Company and the Company.(f)

10.11 Deferred Compensation Plan for Directors effective as of January 1, 1991, for all directors who are not officers or other employees of the Company.(g)

10.12 Coke Sale Agreement dated January 1, 1993 and signed July 13, 1993 between the Company and USX Corporation.(h)

10.13 Employment Agreement between Craig T. Costello and the Company dated July 20, 1993.(i)

10.14 Employment Agreement between William R. Kiefer and the Company dated July 21, 1993.(i)

10.15 Employment Agreement between John H. Walker and the Company dated July 21, 1993.(i)

10.16 Employment Agreement between Narendra M. Pathipati and the Company dated December 16, 1993.(i)

10.17 Employment Agreement between Mac S. White and the Company dated July 28, 1993.(i)

10.18 Amendment dated August 5, 1993 to the Employment Agreement dated July 1, 1990 between Herbert Elish and the Company.(i)

10.19 Amendment dated July 19, 1993 to the Employment Agreement dated June 8, 1987 between David M. Gould and the Company.(i)

10.20 Amendment dated July 21, 1993 to the Employment Agreement dated June 8, 1987 between William C. Brenneisen and the Company. (i)

12   Statement Regarding Computation of Ratio of Earnings to Fixed Charges.*

21   Subsidiary of the Registrant.*

23.1 Consent of Arthur Andersen LLP, independent public accountants.

23.2 Consent of Willkie Farr & Gallagher (included within Exhibit 5).

24   Powers of Attorney (included on Signature Page).*

25   Statement on Form T-1 of Eligibility of Trustee.

99.1 Form of Letter of Transmittal.

99.2 Form of Notice of Guaranteed Delivery.

99.3 Form of Letter to Clients.

99.4 Form of Letter to Nominees.

____________________________

*    Previously filed.

(a) Incorporated herein by reference to the Company's Registration Statement on Form S-1, filed May 3, 1989, Commission File No. 33-28515.

(b) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, filed March 27, 1990, Commission File No. 1-10244.

(c) Incorporated herein by reference to the Company's Current Report on Form 10-Q for the quarter ended June 30, 1995, Commission File No. 1-10244.

(d) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed March 30, 1995, Commission File No. 1-10244.

(e) Incorporated herein by reference to the Company's Current Report on Form 8-K, filed October 9, 1991, Commission File No. 1-10244.

(f) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992, filed August 14, 1992, Commission File No. 1-10244.

(g) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, filed April 1, 1991, Commission File No. 1-10244.

(h) Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, filed August 13, 1993, Commission File No. 1-10244.

(i) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, filed March 30, 1994, Commission File No. 1-10244.

(j) Incorporated herein by reference to Amendment No. 2 to the Company's Registration Statement on Form S-2, filed February 9, 1993, Commission No. 33-53476.

(k) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, filed March 27, 1992, Commission File No. 1-10244.